Exhibit 99.1
Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Management’s Discussion and Analysis
of Financial Condition and Results of Operations
For the Three And Six Months Ended June 30, 2011
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three and six months ended June 30, 2011 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”). Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). The Company’s 2010 comparatives in this MD&A have been presented in accordance with IFRS. As the Company’s IFRS transition date was January 1, 2010, 2009 comparative information included in this MD&A has not been restated. This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of July 27, 2011.
SECOND QUARTER HIGHLIGHTS
•	Gold production from continuing operations increased to 597,100 ounces compared with 588,600 ounces in 2010.

•
Total cash costs from continuing operations were $185 per gold ounce, net of by-product copper, silver, lead and zinc credits, compared with $359 per ounce in 2010. On a co-product basis, cash costs were $553 per gold ounce, compared with $436 per gold ounce in 2010.(1)

•
Net earnings attributable to shareholders of Goldcorp of $489 million ($0.61 per share), compared to net earnings of $521 million ($0.71 per share) in 2010. Adjusted net earnings amounted to $420 million ($0.52 per share), compared with $199 million ($0.27 per share) in 2010.(2)

•
Operating cash flows from continuing operations decreased to $330 million, compared to $383 million in 2010. Operating cash flows before working capital changes increased to $717 million, compared to $390 million in 2010.(3)

•	Free cash outflows of $(83) million, compared to free cash inflows of $85 million in 2010.(4)

•	Dividends paid of $82 million, compared to $33 million in 2010.

•
7.8 million of the Company’s outstanding share purchase warrants were exercised for total cash proceeds of C$350 million ($358 million). The remaining 1.4 million share purchase warrants expired unexercised.

•
On July 13, 2011, Primero Mining Corp. (“Primero”), an entity in which Goldcorp holds a 35.5% interest and Northgate Minerals Corporation (“Northgate”) entered into an agreement to combine the two companies, subject to shareholder approval. Goldcorp has agreed to support the combination as well as certain other modifications to its existing interests. Under the terms of the agreement, Northgate will acquire all of the issued and outstanding common shares of Primero for 1.5 Northgate common shares per Primero common share. Upon completion of the arrangement, Goldcorp will receive 46.7 million Northgate shares representing approximately 11% of Northgate’s common shares.

(1)
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for

GOLDCORP     |     1

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production costs.

Commencing January 1, 2011, total cash costs on a co-product basis are calculated by allocating production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices as compared to realized sales prices. The Company has restated prior period comparisons of the co-product total cash costs accordingly. The budget metals prices used in the calculation of the co-product total cash costs were as follows:

	2011	2010	2009

Gold	$1,250	$1,000	$750
Silver	20	16	10
Copper	3.25	2.75	1.75
Lead	0.90	0.80	-
Zinc	0.90	0.80	-

Using actual realized sales prices, co-product total cash costs would be $553 per gold ounce for the three months ended June 30, 2011. Refer to page 38 for a reconciliation of total cash costs to reported production costs.

(2)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 39 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3)
Operating cash flows before working capital changes is a non-GAAP performance measure which the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations.

(4)
Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting expenditures on mining interests, deposits on mining interests expenditures and capitalized interest paid from net cash provided by operating activities of continuing operations. Refer to page 39 for a reconciliation of free cash flows.

2     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
OVERVIEW
Goldcorp Inc. is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.
Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.
Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).
At June 30, 2011, the Company’s producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine, Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; and the Marigold (66.7% interest) and Wharf gold mines in the United States.
The Company’s significant development projects at June 30, 2011 include the Cerro Negro gold project in Argentina; Éléonore and Cochenour gold projects in Canada; the Pueblo Viejo gold project (40% interest) in the Dominican Republic; the El Morro gold/copper project (70% interest) in Chile; the Noche Buena and Camino Rojo gold/silver projects in Mexico and the Cerro Blanco gold/silver project in Guatemala. Goldcorp also owns a 40.6% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal (“Escobal”) silver project in Guatemala, and a 35.5% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mines (“San Dimas”)) in Mexico.
Continued increases in gold prices, which reached new highs in excess of $1,550 per ounce during the second quarter of 2011, were fueled by apprehension over the ongoing Eurozone debt crisis. Contagion worries spread as Italy joined the list of debt-distressed nations and the potential of a Greek default became more likely. Perception of increased risk of major financial stress prompted investors to continue to move funds into the commodities market. During the second and first quarter of 2011, the Company realized an average gold price of $1,516 and $1,394 per ounce, respectively. The 6% decrease in gold production from the prior quarter is primarily due to the decrease in grade from the Red Lake gold mines which is consistent with changes in the mine sequencing implemented in the first quarter of 2011. Production costs for the Company increased by 14% compared to the first quarter of 2011 mainly due to higher employee and consumable costs, increases in power consumption and unit prices, and the impact of the strengthening Canadian dollar and Mexican peso.
Peñasquito continued its ramping up of metal production in the second quarter of 2011 as ore grades and recoveries of all metals increased with the progress into the heart of the sulphide ore. Second quarter gold production from the sulphide ore was 43,100 ounces (a 6% increase) compared to 40,600 ounces in the first quarter of 2011. Management’s focus during the second quarter was to achieve the routine operation of the High Pressure Grinding Roll (‘HPGR’) portion of the circuit; the final step in bringing the plant’s throughput to its design capacity. The quantity of ore milled decreased by 7% compared to the first quarter, however, as a result of the commissioning efforts combined with the identification of two primary shortcomings in the operating parameters:
•	The primary SAG mill grinding was not generating the amount of pebbles (oversize) that original pre-construction test work indicated thereby limiting the feed to the HPGR circuit; and

•	The rate at which the tailings dam wall was rising needed to be increased in order to hold rising tailings level and to provide adequate quantities of return water for processing.
Total material mined in the second quarter decreased by 12% in comparison to the first quarter of 2011 due to an increase in the amount of ore reclaimed from stockpiles and increased waste haul distances involved with hauling mine waste rock to the tailings storage facility to supplement the dam wall construction material. In conjunction with the positioning of mine waste within the walls of the tailing facility, additional water supplies are being added to eliminate current and future shortfalls from water retention issues.
Subsequent to the end of the second quarter, due to forest fires in northwestern Ontario, Musselwhite evacuated the majority of its 380 employees. A skeleton crew remained at site to maintain and monitor essential operations and to coordinate with area firefighting crews from the Ontario Ministry of Natural Resources (OMNR). The site escaped serious damage, but power lines to the site were burnt. Potential impacts to regular operations are currently being assessed.
GOLDCORP     |     3

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
CORPORATE DEVELOPMENT ACTIVITIES – ACQUISITIONS, DIVESTITURES AND FINANCINGS
Subsequent to the close of the second quarter of 2011:
Arrangement agreement between Primero and Northgate
On July 13, 2011, Primero and Northgate entered into a definitive arrangement agreement (the “arrangement”) to combine the two companies by way of a court-approved plan of arrangement. Under the terms of the arrangement, Northgate will acquire all of the issued and outstanding common shares of Primero in exchange for 1.5 Northgate common shares for each common share of Primero. The arrangement is subject to the approval by at least 66.67% of the votes cast by the shareholders of Primero at a special meeting of Primero shareholders, and by a majority of votes cast by the shareholders of Northgate at a special meeting of Northgate shareholders. The shareholder meetings are anticipated to be held in September 2011. On July 13, 2011, Goldcorp held 35.5% of the outstanding shares of Primero, and has agreed to vote its shares in support of the arrangement.
During the second quarter of 2011, the Company completed the following significant transaction:
Exercise of share purchase warrants
On June 9, 2011, the Company’s 8.4 million share purchase warrants issued in 2006 were due to expire and were suspended from trading. Each warrant entitled the holders to purchase at any time one common share of Goldcorp at an exercise price of C$45.75 per share. Of the 8.4 million outstanding, 7.0 million were exercised for total proceeds of C$322 million ($330 million).
On June 26, 2011, 0.8 million warrants issued by Goldcorp pursuant to the acquisition of Gold Eagle in 2008 were due to expire. Each warrant entitled the holders to purchase at any time one common share of Goldcorp at an exercise price of C$34.76 per share. Of the 0.8 million outstanding, all were exercised for total proceeds of C$28 million ($28 million).
During the first quarter of 2011, the Company completed the following significant transactions:
Disposition of interest in Osisko Mining Corporation (“Osisko”)
On February 8, 2011, the Company disposed of its 10.1% equity interest in Osisko to a syndicate of underwriters at a price of C$13.75 per common share held. The Company received gross cash proceeds of C$530 million ($536 million) resulting in a gain on the date of disposition of $320 million ($279 million after tax). Prior to the disposition, the Company’s interest in Osisko was recorded as an available-for-sale investment in equity securities.
Option to acquire a 37.5% interest in the Agua Rica project
On March 8, 2011, the Company and Xstrata Queensland Limited (“Xstrata”) signed a letter of intent with Yamana Gold Inc. (“Yamana”) whereby Minera Alumbrera Limited (“Alumbrera”), an entity which the Company jointly controls with Xstrata and Yamana, will be granted an exclusive four-year option to acquire Yamana’s interest in the Agua Rica project located 35 kilometres southeast of the Alumbrera mine in Argentina in exchange for option payments from the Company and Xstrata of up to $110 million. During the four-year option period, Alumbrera will manage the Agua Rica project and fund a feasibility study and all development costs. Yamana will receive $150 million upon an approval to proceed with construction, an additional $50 million on commissioning and 65% of the payable gold produced from Agua Rica to a maximum of 2.3 million ounces. As at the date of this MD&A, this transaction remains subject to the execution of binding transaction documents. In the event that this transaction becomes binding, the respective ownership interests of the Company, Xstrata and Yamana in Alumbrera will remain unchanged.
4     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
SUMMARIZED FINANCIAL RESULTS (1)

	Three Months Ended

	June 30		March 31		December 31		September 30

	2011	2010	2011	2010	2010	2009	2010	2009

Revenues	$1,323	$815	$1,216	$718	$1,319	$778	$885	$692

Gold produced (ounces)	597,100	588,600	637,600	600,100	689,600	601,300	588,600	621,100

Gold sold (ounces) (2)	606,400	577,500	627,300	544,200	678,600	573,100	567,500	601,500

Average realized gold price (per ounce)	$1,516	$1,208	$1,394	$1,111	$1,378	$1,107	$1,239	$968

Average London spot gold price (per ounce)	$1,506	$1,197	$1,386	$1,109	$1,367	$1,100	$1,227	$960

Earnings from operations and associates	$550	$275	$533	$256	$559	$243	$325	$219

Net earnings from continuing operations	$489	$524	$651	$232	$350	$68	$306	$116

Net earnings (loss) from discontinued operations, net of tax (1)	$-	$(5)	$-	$15	$206	$(2)	$415	$(2)

Net earnings	$489	$519	$651	$247	$556	$66	$721	$114

Net earnings attributable to shareholders of Goldcorp	$489	$521	$651	$247	$560	$67	$723	$114

Net earnings from continuing operations per share

– Basic	$0.61	$0.71	$0.82	$0.32	$0.48	$0.09	$0.42	$0.16

– Diluted	$0.52	$0.71	$0.81	$0.27	$0.47	$0.09	$0.32	$0.16

Net earnings per share

– Basic	$0.61	$0.71	$0.82	$0.34	$0.75	$0.09	$0.98	$0.16

– Diluted	$0.52	$0.70	$0.81	$0.29	$0.75	$0.09	$0.87	$0.16

Cash flows from operating activities of continuing operations	$330	$383	$586	$282	$682	$369	$418	$343

Total cash costs – by-product (per gold ounce) (1) (3)	$185	$359	$188	$323	$164	$289	$260	$295

Total cash costs – co-product (per gold ounce) (1) (4)	$553	$436	$504	$436	$472	$432	$435	$396

Dividends paid	$82	$33	$75	$33	$55	$33	$33	$33

Cash and cash equivalents	$1,378	$497	$1,280	$393	$556	$875	$732	$785

INCLUDING DISCONTINUED OPERATIONS

Revenues	$1,323	$844	$1,216	$750	$1,319	$778	$886	$692

Gold produced (ounces)	597,100	609,500	637,600	625,000	689,600	601,300	596,200	621,100

Total cash costs – by-product (per gold ounce) (5)	$185	$363	$188	$325	$164	$289	$260	$295

Total cash costs – co-product (per gold ounce) (6)	$553	$437	$504	$433	$472	$432	$435	$396
GOLDCORP     |    5

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
(1)
Terrane Metals Corp. (“Terrane”) and the San Dimas mining operations, which were disposed of in 2010 and previously reported as separate operating segments, have been reclassified to discontinued operations for the 2010 periods. As the Company’s IFRS transition date was January 1, 2010, 2009 comparative information has not been restated and is presented in accordance with Canadian GAAP. Under Canadian GAAP, San Dimas was not considered a discontinued operation and was included in results of continuing operations prior to January 1, 2010. Refer to page 37 for further details on the discontinued operations.

(2)	Excludes commissioning sales ounces from Peñasquito, up to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(3)
Total cash costs per gold ounce on a by-product basis from continuing operations is calculated net of by-product sales revenues (by-product copper revenues for Alumbrera; by-product silver revenues for Marlin at market silver prices; by-product lead and zinc revenues and 75% of the silver for Peñasquito at market silver prices and 25% of the silver for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton).

(4)
Commencing January 1, 2011, total cash costs per gold ounce on a co-product basis from continuing operations is calculated by allocating production costs to each co-product (for Alumbrera (copper); Marlin (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metals prices (see page 2). The Company has restated prior period comparisons of co-product costs accordingly. Using actual realized sales prices, the co-product total cash costs would be $553 per gold ounce for the three months ended June 30, 2011.

(5)
Total cash costs per gold ounce on a by-product basis including discontinued operations includes the gold ounces sold at San Dimas to August 6, 2010 and by-product silver revenues for San Dimas at $4.04 per silver ounce to August 6, 2010 ($4.02 prior to November 2009) sold to Silver Wheaton.

(6)	Total cash costs per gold ounce on a co-product basis including discontinued operations includes the gold ounces sold at San Dimas to August 6, 2010 and San Dimas’ silver revenues.
6     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Review of Financial Results
Three months ended June 30, 2011 compared to the three months ended June 30, 2010
Net earnings attributable to shareholders of Goldcorp for the second quarter of 2011 were $489 million or $0.61 per share, compared with net earnings attributable to shareholders of Goldcorp of $521 million or $0.71 per share in the second quarter of 2010. Compared to the second quarter of 2010, net earnings attributable to shareholders of Goldcorp for the three months ended June 30, 2011 were impacted significantly by the following factors:
•
Revenues increased by $508 million, or 62%, primarily due to a $221 million increase in gold revenues resulting from a $308 per ounce or 25% increase in realized gold prices and a 5% increase in gold sales volume; a $179 million increase in silver revenues resulting from a 5.3 million ounces or 374% increase in silver sales volume primarily due to the commissioning of Peñasquito on September 1, 2010 and a $12.11 per ounce or 65% increase in realized silver prices; a $19 million increase in copper revenues resulting from a $1.60 per pound or 63% increase in realized copper prices, offset by a 28% decrease in copper sales volume and $84 million in lead and zinc revenues, net of treatment and refining charges, from Peñasquito;

•
Production costs increased by $165 million, or 48%, primarily as a result of expensing Peñasquito production costs of $168 million subsequent to commissioning on September 1, 2010, higher consumable costs, higher employee costs, the unfavourable impact of the Canadian dollar and Mexican peso foreign exchange movement, higher export retention tax and the increase in gold sales volumes, partially offset by lower YMAD payments of $7 million. The strengthening of the Canadian dollar and Mexican peso, 6% and 7%, respectively, against the US dollar negatively impacted the earnings of the Canadian and Mexican operations by approximately $9 million and $2 million, respectively, when compared to the second quarter of 2010;

•	Depreciation and depletion increased $45 million, or 34%, primarily due to the commissioning of Peñasquito on September 1, 2010;

•	Corporate administration increased $15 million, or 33%, as a result of additional stock options, restricted share units, and performance share units issued in the first quarter of 2011;

•
A $72 million gain on derivatives in the second quarter of 2011 comprised of a $30 million net gain recognized on the Company’s share purchase warrants which were exercised or expired during the quarter; a $28 million unrealized gain on the conversion feature of the convertible note; a $10 million net gain on the contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014; a $6 million net gain on foreign currency, heating oil, copper, lead and zinc contracts; partially offset by a $2 million loss on investments in warrants. The $88 million loss on derivatives in the second quarter of 2010 comprised of a $72 million unrealized loss on the conversion feature of the convertible note; an unrealized loss of $19 million on the outstanding share purchase warrants; partially offset by a $3 million net gain on foreign currency, heating oil, copper, lead and zinc contracts and investments in warrants;

•	A $426 million net gain on dispositions of mining interests during the second quarter of 2010 from the sales of the Escobal silver project, an exploration property in Mexico and certain land at Wharf;

•
Other income of $12 million for the second quarter of 2011 comprised mainly of $9 million in foreign exchange gains and $3 million of interest income arising on the Primero convertible and promissory notes and higher cash balances. Other expense of $4 million for the second quarter of 2010 was primarily due to the write-down of stockpile inventory at the Los Filos underground mine;

•
A higher effective tax rate in the second quarter of 2011, after adjusting for non-deductible share-based compensation expense and the favorable deferred tax impacts of the strengthening Canadian dollar and Mexican peso, due primarily to the 2010 gain on the disposition of Escobal being subject to a lower effective tax rate. The 2011 effective tax rate was negatively impacted by the increase in the Québec mining tax rate from 12% to 16% related to the Éléonore mine, partially offset by the fall in the Canadian statutory income tax rate from 29.0% to 26.5% in 2011.

Adjusted net earnings amounted to $420 million, or $0.52 per share(1) for the three months ended June 30, 2011, compared to $199 million, or $0.27 per share for the three months ended June 30, 2010. Compared to the three months ended June 30, 2010, adjusted net earnings increased 111% and were significantly impacted by increased revenues resulting primarily from higher average realized prices for gold, silver and copper and sales revenues from the commissioning of Peñasquito, offset by higher production costs. Total cash costs (by-product) were lower at $185 per gold ounce for the three months ended June 30, 2011, as compared to $359 per gold ounce in 2010. The decrease was primarily due to higher by-product revenues and a 5% increase in
GOLDCORP     |     7

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
gold sales volumes, partially offset by higher consumable costs and the unfavourable impact of the Canadian dollar and Mexican peso foreign exchange movements. Adjusted net earnings were also impacted by the higher effective tax rate after adjustment for the deferred tax impacts of foreign exchange and non-deductible share-based compensation expense in the second quarter of 2011.
(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 39 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

8     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Three months ended June 30, 2011 compared to the three months ended March 31, 2011
Net earnings attributable to shareholders of Goldcorp for the second quarter of 2011 were $489 million or $0.61 per share, compared with net earnings attributable to shareholders of Goldcorp of $651 million or $0.82 per share in the first quarter of 2011. Compared to the prior quarter, net earnings attributable to shareholders of Goldcorp for the three months ended June 30, 2011 were impacted significantly by the following factors:
•
Revenues increased by $107 million, or 9%, due to a $45 million increase in gold revenues resulting from a 9% increase in realized gold prices, partially offset by a 3% decrease in gold sales volume; a $37 million increase in silver revenues resulting from 6% higher realized prices and 14% higher silver sales volume, and a $17 million increase in copper revenues due to a 23% increase in copper sales volumes, partially offset by 3% lower realized prices;

•
Production costs increased by $61 million, or 14%, compared to the prior quarter, primarily as a result of higher consumable costs, increases in power consumption and unit prices and the unfavourable impact of the Canadian dollar and Mexican peso foreign exchange movement. These increased costs were partially offset by an increase in reclamation and closure cost recoveries and lower export retention tax. The strengthening of the Canadian dollar and Mexican peso negatively impacted the earnings of the Canadian and Mexican operations by approximately $3 million and $3 million, respectively;

•	Depreciation and depletion increased by $14 million, or 9%, primarily due to higher lead sales volumes at Peñasquito;

•
A $72 million gain on derivatives in the second quarter of 2011 comprised of a $30 million net gain recognized on the Company’s share purchase warrants which were exercised or expired during the quarter; a $28 million unrealized gain on the conversion feature of the convertible note; a $10 million net gain on the contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014; a $6 million net gain on foreign currency, heating oil, copper, lead and zinc contracts; partially offset by a $2 million loss on investments in warrants. The $57 million loss on derivatives in the first quarter of 2011 comprised of a $28 million unrealized loss on the conversion feature of the convertible note; a $31 million net loss on the contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014; a $2 million unrealized loss on the outstanding share purchase warrants; a $3 million loss on investments in warrants; partially offset by a $7 million net gain on foreign currency, heating oil, copper, lead and zinc contracts;

•	A $279 million net gain on securities in the first quarter of 2011 due to the sale of the Company’s equity interest in Osisko ($320 million before tax);

•
A decrease of $10 million in other income in the second quarter of 2011 as a result of lower foreign exchange gains and the impact of a $5 million insurance proceeds recognized in the first quarter of 2011;

•
The effective tax rate in the second quarter of 2011, after adjusting for non-deductible share-based compensation expense and the favorable deferred tax impacts of the strengthening Canadian dollar and Mexican peso, was comparable to the prior quarter. The first quarter effective rate was reduced by a lower capital gain tax rate applicable to the Osisko sale in February 2011, whilst the second quarter saw favourable impacts of deferred income subject to lower effective tax rates; partially offset by the increase in the Québec mining tax rate from 12% to 16% related to the Éléonore mine.

Adjusted net earnings amounted to $420 million, or $0.52 per share(1) for the three months ended June 30, 2011, compared to $397 million, or $0.50 per share for the prior quarter. Compared to the prior quarter, adjusted net earnings were impacted by higher revenues as a result of higher gold and silver realized prices and higher silver and copper sales volumes. Total cash costs (by-product) were slightly lower at $185 per ounce, as compared to $188 per ounce in the prior quarter primarily as a result of the higher by-product revenues.
(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 39 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

GOLDCORP     |     9

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Six months ended June 30, 2011 compared to the six months ended June 30, 2010
Net earnings attributable to shareholders of Goldcorp for the six months ended June 30, 2011 were $1,140 million or $1.43 per share, compared with net earnings attributable to shareholders of Goldcorp of $768 million or $1.05 per share for the six months ended June 30, 2010. Compared to the six months ended June 30, 2010, net earnings attributable to shareholders of Goldcorp for the six months ended June 30, 2011 were impacted significantly by the following factors:
•
Revenues increased by $1,006 million, or 66%, due to a $491 million increase in gold revenues resulting from a 25% increase in realized gold prices and a 10% increase in gold sales volumes; a $326 million increase in silver revenues resulting from a 10.0 million ounces or 367% increase in silver sales volume primarily due to the commissioning of Peñasquito on September 1, 2010 and a 66% increase in realized silver prices; a $26 million increase in copper revenues resulting from a 42% increase in realized copper prices, offset by a 22% decrease in copper sales volumes, and $161 million in lead and zinc revenues net of treatment and refining charges from Peñasquito;

•
Production costs increased by $330 million, or 52% compared to the prior quarter primarily due to the expensing of $280 million of production costs at Peñasquito subsequent to commissioning on September 1, 2010; higher consumable costs, higher employee costs, higher YMAD and export retention tax payments of $5 million and the unfavourable impact of the strengthening of the Canadian dollar and Mexican peso against the U.S. dollar by 6%;

•	Depreciation and depletion increased by $83 million, or 32%, due to the commissioning of Peñasquito on September 1, 2010;

•
Corporate administration increased $37 million, or 45%, as a result of additional stock options, restricted share units, and performance share units issued in the first quarter of 2011 ($26 million) and increased corporate activity ($11 million) which is in line with the Company’s forecast for 2011;

•
A $15 million gain on derivatives for the six months ended June 30 2011 comprised of a $28 million net gain recognized on the Company’s share purchase warrants which were exercised or expired during the second quarter; a $13 million net gain on foreign currency, heating oil, copper, lead and zinc contracts; partially offset by a $21 million net loss on the contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 and a $5 million loss on investments in warrants. A $22 million loss on derivatives for the six months ended June 30, 2010 comprised mainly of a $45 million unrealized loss on the conversion feature of the convertible note and a $1 million unrealized loss on investments in warrants, partially offset by a $17 million net gain on foreign currency, heating oil, copper, lead and zinc contracts and an unrealized gain of $7 million on the outstanding share purchase warrants;

•	A $279 million net gain on securities in the first quarter of 2011 due to the sale of the Company’s equity interest in Osisko ($320 million before tax);

•
A $407 million net gain on dispositions of mining interests before tax during the six months ended June 30, 2010 from the sale of the Escobal silver project, a certain exploration project in Mexico, certain land at Wharf and El Limón;

•
Other income of $34 million comprised mainly of $23 million in foreign exchange gains, $6 million of interest income earned on the Primero convertible and promissory notes and increased cash balances and $5 million of insurance proceeds received in the first quarter of 2011. Other expense of $16 million in the 2010 comparable period was primarily comprised of transaction costs related to the acquisition of the Camino Rojo and El Morro projects;

•
A higher effective tax rate for the six months ended June 30, 2011, after adjusting for non-deductible share-based compensation expense and the favorable deferred tax impacts of the strengthening Canadian dollar and Mexican peso, compared to the prior year six month period. This was primarily due to the 2010 gain on the disposition of Escobal being subject to a lower effective tax rate. In the six months to June 30, 2011, the effective tax rate was favourably impacted by the gain on sale of Osisko being only 50% taxable as a capital gain, income deferred to later years being subject to lower effective tax rates, non-taxable mark to market positive revaluations of certain derivatives, and a decrease in the Canadian statutory income tax rate to 26.5% from 29%, partially offset by the increase in the Québec mining tax rate from 12% to 16% related to the Éléonore mine.

Adjusted net earnings amounted to $817 million, or $1.02 per share(1) for the six months ended June 30, 2011, compared to $358 million, or $0.49 per share, for the six months ended June 30, 2010. Compared to the six months ended June 30, 2010, adjusted net earnings were primarily impacted by higher revenues resulting from higher realized gold, silver and copper prices, higher silver sales volumes and sales revenue from Peñasquito. Total cash costs (by-product) were lower at $186 per ounce, as compared to $342 per ounce in the comparative period. The decrease was primarily due to higher by-product revenues and higher gold sales volumes. Adjusted net earnings were also impacted by the higher effective tax rate after adjustment for the
10     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
deferred tax impacts of foreign exchange and non-deductible share-based compensation expense in the six months ended June 30, 2011.
(1)
Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 39 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

GOLDCORP     |     11

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
RESULTS OF OPERATIONS
Three months ended June 30

						Earnings
					Average	(loss) from	Total cash
			Gold		realized	operations	costs
			produced	Gold sold	gold price	and	(per gold
		Revenues	(ounces)	(ounces)	(per ounce)	associates	ounce) (1)

Red Lake	2011	$243	154,900	160,800	$1,510	$158	$352
	2010	$206	159,000	171,200	$1,203	$122	$308
Porcupine	2011	96	62,300	63,200	1,515	32	710
	2010	81	67,000	66,900	1,214	19	548
Musselwhite	2011	88	58,800	57,900	1,513	32	767
	2010	72	59,400	59,900	1,201	24	627
Peñasquito (1)(2)	2011	317	58,400	64,400	1,530	102	(801)
	2010	-	39,100	-	-	-	-
Los Filos	2011	126	83,500	82,900	1,514	67	438
	2010	98	82,600	81,400	1,202	45	446
El Sauzal	2011	34	22,400	22,100	1,519	7	593
	2010	48	39,300	39,100	1,205	18	299
Marlin (1)	2011	190	78,900	79,600	1,509	122	(368)
	2010	114	71,500	72,300	1,206	60	48
Alumbrera (1)	2011	169	38,000	37,100	1,540	71	(821)
	2010	148	34,400	46,900	1,250	34	102
Marigold	2011	39	26,600	25,500	1,517	14	764
	2010	21	16,900	17,800	1,195	5	686
Wharf	2011	21	13,300	12,900	1,505	11	655
	2010	27	19,400	22,000	1,200	12	556
Other (4)	2011	-	-	-	-	(66)	-
	2010	-	-	-	-	(64)	-
Total – continuing operations	2011	$1,323	597,100	606,400	$1,516	$550	$185
	2010	$815	588,600	577,500	$1,208	$275	$359
San Dimas (1) (3)	2011	$-	-	-	$-	$-	$-
	2010	$29	20,900	20,500	$1,214	$14	$457
Terrane (3)	2011	-	-	-	-	-	-
	2010	-	-	-	-	(2)	-
Total – including discontinued operations	2011	$1,323	597,100	606,400	$1,516	$550	$185
	2010	$844	609,500	598,000	$1,208	$287	$363

(1)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin at market silver prices; by-product silver sales revenues for San Dimas at $4.04 per silver ounce to August 6, 2010 sold to Silver Wheaton; and by-product lead sales, zinc sales, 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton effective September 1, 2010).

(2)	Operating results exclude commissioning sales ounces from Peñasquito up to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(3)
The disposition of Terrane on October 20, 2010 and San Dimas on August 6, 2010 were previously reported as separating operating segments and have been reclassified as discontinued operations for prior periods. Refer to page 37 for further details on the discontinued operations.

(4)	Includes corporate activities and Goldcorp’s share of the net losses of Primero and Tahoe.
12     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Six months ended June 30

						Earnings
					Average	(loss) from	Total cash
			Gold		realized	operations	costs
			produced	Gold sold	gold price	and	(per gold
		Revenues	(ounces)	(ounces)	(per ounce)	associates	ounce) (1)

Red Lake	2011	$499	341,000	342,800	$1,453	$325	$336
	2010	$395	340,200	340,600	$1,157	$231	$303
Porcupine	2011	178	122,100	122,400	1,455	50	721
	2010	150	129,100	128,900	1,164	25	599
Musselwhite	2011	184	126,100	126,700	1,447	72	687
	2010	139	120,700	120,400	1,153	39	654
Peñasquito (1)(2)	2011	576	116,000	115,300	1,474	208	(1,104)
	2010	-	69,800	-	-	-	-
Los Filos	2011	256	178,100	177,000	1,444	142	432
	2010	179	154,700	153,800	1,159	83	430
El Sauzal	2011	68	46,900	46,600	1,451	22	543
	2010	85	73,000	72,900	1,158	28	324
Marlin (1)	2011	359	156,700	157,500	1,451	229	(347)
	2010	215	140,400	142,800	1,160	108	78
Alumbrera (1)	2011	308	72,100	71,300	1,465	116	(539)
	2010	272	75,700	77,700	1,198	88	(319)
Marigold	2011	71	49,100	48,100	1,462	23	774
	2010	55	47,400	48,500	1,141	17	573
Wharf	2011	40	26,600	26,000	1,442	16	778
	2010	43	37,700	36,100	1,165	18	558
Other (4)	2011	-	-	-	-	(120)	-
	2010	-	-	-	-	(106)	-
Total – continuing operations	2011	$2,539	1,234,700	1,233,700	$1,454	$1,083	$186
	2010	$1,533	1,188,700	1,121,700	$1,161	$531	$342
San Dimas (1) (3)	2011	$-	-	-	$-	$-	$-
	2010	$61	45,800	45,400	$1,153	$30	$411
Terrane (3)	2011	-	-	-	-	-	-
	2010	-	-	-	-	(3)	-
Total – including discontinued operations	2011	$2,539	1,234,700	1,233,700	$1,454	$1,083	$186
	2010	$1,594	1,234,500	1,167,100	$1,160	$558	$344

(1)
Total cash costs per gold ounce on a by-product basis is calculated net of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin at market silver prices; by-product silver sales revenues for San Dimas at $4.04 per silver ounce to August 6, 2010 sold to Silver Wheaton; and by-product lead, zinc, 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $3.90 per silver ounce sold to Silver Wheaton effective September 1, 2010).

(2)	Operating results exclude commissioning sales ounces from Peñasquito up to September 1, 2010, as revenues from sales were credited against capitalized project costs.

(3)
The disposition of Terrane on October 20, 2010 and San Dimas on August 6, 2010 were previously reported as separating operating segments and have been reclassified as discontinued operations for prior periods. Refer to page 37 for further details on the discontinued operations.

(4)	Includes corporate activities and Goldcorp’s share of the net losses of Primero and Tahoe.
GOLDCORP     |     13

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
OPERATIONAL REVIEW
Red Lake gold mines, Canada

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2011	2011	2010	2010	2010

Tonnes of ore milled	201,500	210,600	224,700	218,500	221,900

Average mill head grade (grams/tonne)	24.57	28.98	25.79	26.16	23.52

Average recovery rate	97%	96%	96%	97%	96%

Gold (ounces)

– Produced	154,900	186,100	187,000	176,100	159,000

– Sold	160,800	182,000	184,400	176,000	171,200

Average realized gold price (per ounce)	$1,510	$1,403	$1,374	$1,232	$1,203

Total cash costs (per ounce)	$352	$322	$313	$268	$308

Financial Data

Revenues	$243	$256	$254	$217	$206

Depreciation and depletion	$22	$25	$32	$28	$26

Earnings from operations	$158	$167	$160	$137	$122

Expenditures on mining interests	$68	$58	$65	$54	$46
Gold production for the second quarter of 2011 of 154,900 ounces was 3%, or 4,100 ounces, less than the second quarter of 2010 due to 9% lower tonnage milled, partially offset by a 4% increase in grade. Fewer tonnes were mined, as planned, from the Sulphide zones and the Campbell Complex as resources were focused on development of the Footwall Zones during the period.
Cash costs for the second quarter of 2011 were 14%, or $44 per ounce, higher than in the second quarter of 2010 due to lower gold production ($20 per ounce or 45%), a stronger Canadian dollar ($21 per ounce or 48%), and higher operating costs ($3 per ounce or 7%). The increase in operating costs was attributable to an increase in mining contractors ($1 million) primarily as a result of additional long-hole drilling to improve flexibility in the mine plan.
Gold production for the second quarter of 2011 was 17%, or 31,200 ounces, less than the prior quarter due to a 15% decrease in grade and 4% lower mill throughput. The decrease in grade resulted from lower grade ore mined from the High Grade Zone as planned. Less tonnage was mined in the Campbell Complex and the Sulphide zones as the Footwall Zones were developed during the period.
Cash costs for the second quarter of 2011 were 9%, or $30 per ounce, higher than in the first quarter of 2011, due to lower gold production ($43 per ounce or 143%), a stronger Canadian dollar ($6 per ounce or 20%), offset by lower operating costs ($19 per ounce or 63%). The decrease in operating costs was attributable to lower employee costs ($1 million), reduction in energy costs due to warmer temperatures ($2 million), offset by an increase in mining contractors ($1 million).
Throughout the second quarter of 2011, accelerated diamond drilling activities continued from the 4199 ramp and interconnection drift to extend the High Grade Zone below the 52 level. Results continue to extend the zone at depth. Additionally, a significant amount of exploration and development is continuing to bring the Upper Red Lake Complex, the Far East Zone and the Footwall Zones into sustained production, both as alternate sources of ore and to complement the fill the mills program. Results from recent surface drilling have indicated that a bulk underground mining operation may be an alternative to the open pit currently being studied.
14     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Porcupine mines, Canada

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2011	2011	2010	2010	2010

Hoyle Pond underground (tonnes)	74,300	77,600	84,800	82,900	82,300

Hoyle Pond underground (grams/tonne)	13.12	11.25	10.48	12.66	11.37

Dome underground (tonnes)	120,700	144,600	143,500	123,000	159,800

Dome underground (grams/tonnes)	3.78	3.18	3.40	4.11	3.08

Stockpile (tonnes)	820,400	788,000	809,300	837,600	786,000

Stockpile (grams/tonne)	0.88	0.90	0.99	1.02	1.02

Tonnes of ore milled	1,015,400	1,010,300	1,037,600	1,043,500	1,028,100

Average mill head grade (grams/tonne)	2.12	2.02	2.10	2.31	2.17

Average recovery rate (%)	91%	91%	92%	92%	92%

Gold (ounces)

– Produced	62,300	59,800	67,900	68,900	67,000

– Sold	63,200	59,200	67,900	69,100	66,900

Average realized gold price (per ounce)	$1,515	$1,392	$1,365	$1,238	$1,214

Total cash costs (per ounce)	$710	$733	$656	$526	$548

Financial Data

Revenues	$96	$82	$93	$86	$81

Depreciation and depletion	$20	$21	$20	$21	$20

Earnings from operations	$32	$18	$25	$24	$19

Expenditures on mining interests	$22	$22	$24	$23	$27
Gold production for the second quarter of 2011 was 7%, or 4,700 ounces, less than in the second quarter of 2010 due to 2% lower grade, and 1% lower mill throughput and recovery. Porcupine consists of three mining operations, Hoyle Pond, Dome and stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 15% higher grades due to sequencing in the high grade VAZ zone, offset by 10% lower tonnage due to slower than planned development. The Dome underground operation experienced 23% higher grades and 24% lower tonnage as planned. Material reclaimed from lower grade stockpile provided 4% higher tonnage to the mill at 14% lower grades than the second quarter of 2010.
Cash costs for the second quarter of 2011 were 30%, or $162 per ounce, higher than in the second quarter of 2010 due to higher operating costs ($88 per ounce or 54%), a stronger Canadian dollar ($42 per ounce or 26%), and lower gold production ($32 per ounce, or 20%). The increase in operating costs was attributable to higher employee costs ($3 million) and additional contractor activity for underground operational development ($3 million) and general consumables ($1 million).
Gold production for the second quarter of 2011 was 4%, or 2,500 ounces, higher than in the first quarter of 2011 due to 5% higher grade at similar tonnage and recovery. In comparison to the prior quarter, the Hoyle Pond underground operation experienced 17% higher grades, offset in part by 4% lower tonnage due to mine sequencing. The Dome underground operation encountered 19% higher grades, offset by 17% lower tonnage as mining moved into higher grade, lower volume bulk zones. The stockpile reclaim sequence continued to move into lower grade material, however the stockpile provided 4% higher tonnage for processing due to less underground material being mined.
Cash costs for the second quarter of 2011 were 3%, or $23 per ounce lower than in the prior quarter due to higher gold production ($47 per ounce or 204%), offset by higher operating costs ($12 per ounce or 52%) and a stronger Canadian dollar ($12 per ounce or 52%). The increase in operating costs was attributable to higher contractor activity for underground operational development and mill maintenance ($1 million) and general consumables ($1 million), offset by lower energy costs and fuel consumption ($1 million).
Exploration during the second quarter of 2011 focused on the Hoyle Pond underground mine’s lateral and depth extension of current mineralization zones, as well as expansion of the TVZ zone. This zone has been successfully extended up dip and
GOLDCORP     |     15

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
remains open both down dip and to the east. Three surface diamond drills are testing similar mineralization at surface, with a fourth drill scheduled in the third quarter of 2011. The drills on surface continue to intercept mineralized zones similar to those found at depth and positive results continue.
The Hoyle Pond Deep project is being advanced in order to access both depth extensions of the current ore bodies and newly-discovered zones and to enhance operational flexibility and efficiencies throughout the Hoyle Pond operation. During the second quarter of 2011, work continued on lateral development underground, finishing major excavation for the hoist rooms and shaft access. Additionally, foundations were laid for the surface hoist and a pilot raise was completed to align the shaft in preparation for sinking operations later in 2011. The key component of construction involves a new 5.5 metre diameter deep winze (shaft) commencing on the 355 metre level and extending to a total depth of 2,200 metres below surface. Expenditures during the second quarter of 2011 totaled $10 million, with total expenditures for 2011 expected to be approximately $46 million.
16     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Musselwhite mine, Canada

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2011	2011	2010	2010	2010

Tonnes of ore milled	334,600	350,200	405,700	348,700	357,900

Average mill head grade (grams/tonne)	5.73	6.22	6.20	5.64	5.39

Average recovery rate (%)	96%	96%	96%	96%	96%

Gold (ounces)

– Produced	58,800	67,300	79,900	58,100	59,400

– Sold	57,900	68,800	76,500	60,300	59,900

Average realized gold price (per ounce)	$1,513	$1,392	$1,372	$1,243	$1,201

Total cash costs (per ounce)	$767	$621	$572	$632	$627

Financial Data

Revenues	$88	$96	$105	$75	$72

Depreciation and depletion	$8	$10	$11	$9	$8

Earnings from operations	$32	$40	$48	$25	$24

Expenditures on mining interests	$16	$18	$22	$22	$20
Gold production for the second quarter of 2011 was consistent with production in the second quarter of 2010 as the 7% lower mill throughput was offset by 6% higher grade. Mill throughput in the quarter was negatively impacted by unplanned repairs caused by a rock ripping the underground conveyor belt resulting in ore being hauled by truck to surface for 15 days. Higher grades were realized in the period due to mining operations focusing on the higher grade PQ Deeps ore.
Cash costs were 22% or $140 per ounce, higher in the second quarter of 2011, as compared to the second quarter of 2010 due to increased operating costs ($74 per ounce or 53%), a stronger Canadian dollar ($44 per ounce or 31%) and lower gold production ($22 per ounce or 16%). The increase in operating costs was primarily attributable to conveyor belt repairs and maintenance expenditures ($2 million), increased employee costs ($2 million), and increased diesel prices and consumption ($1 million).
Gold production for the second quarter of 2011 was 13%, or 8,500 ounces, less than in the first quarter of 2011. The lower production was due to an 8% decrease in grade as a result of accessing lower grade stopes in the PQ Deeps in line with the planned mining sequence, and 4% lower mill throughput as a result of maintenance downtime as repairs were made to the underground conveyor belt.
Cash costs for the second quarter of 2011 were 24%, or $146 per ounce, higher than in the prior quarter due to lower gold production ($116 per ounce, or 79%), higher operating costs ($16 per ounce, or 11%) and a stronger Canadian dollar ($14 per ounce, or 10%). The increase in operating costs was due to increased underground operational development ($2 million), conveyor belt repairs and maintenance expenditures ($1 million), offset by lower propane consumption ($1 million) due to warmer weather.
Exploration in the second quarter of 2011 continued to focus on the surface and underground extension of the Lynx Zone. The results from this drilling activity will be used to support engineering work and confirm economics of a long term ore handling solution. The surface drill program, targeting the extension of the Lynx between 800 metres and 1.2 kilometres north of the resource boundary, ended prematurely after the barges were moved off their collar locations by shifting pack ice on Lake Opapimiskan. Surface drilling will resume mid-third quarter. The underground program extended the Lynx resource 125 metres north and 50 metres south of the resource boundary. The mineralization remains open along strike and up and down dip.
Subsequent to the end of the second quarter, due to forest fires in northwestern Ontario, Musselwhite evacuated the majority of its 380 employees. A skeleton crew remained at site to maintain and monitor essential operations and to coordinate with area firefighting crews from the Ontario Ministry of Natural Resources (OMNR). The site escaped serious damage, but powerlines to the site were burnt. Potential impacts to regular operations are currently being assessed.
GOLDCORP     |     17

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
OPERATIONAL REVIEW
Peñasquito mine, Mexico

	Three months ended
	June 30	March 31	December 31	September 1 2010 - September 30
Operating Data	2011	2011	2010	2010

Tonnes of ore mined	8,973,800	13,859,300	12,360,800	2,417,600

Tonnes of waste removed	30,490,200	31,048,200	34,970,900	11,934,000

Ratio of waste to ore	3.4	2.2	2.8	4.9

Average head grade

Gold (grams/tonne)	0.35	0.31	0.30	0.29

Silver (grams/tonne)	27.11	23.51	26.14	28.70

Lead	0.38%	0.32%	0.35%	0.40%

Zinc	0.64%	0.53%	0.56%	0.70%

Sulphide Ore

Tonnes of ore milled	7,360,600	7,937,200	7,635,600	2,214,200

Average global recovery rate (1)

Gold	59%	56%	54%	62%

Silver	73%	70%	67%	69%

Lead	68%	69%	61%	65%

Zinc	75%	71%	67%	61%

Concentrates Produced – Payable Metal Produced

Lead Concentrate (DMT)	33,400	30,800	28,200	9,100

Zinc Concentrate (DMT)	61,500	50,500	50,500	17,100

Gold (ounces)	43,100	40,600	35,500	11,700

Silver (ounces)	4,123,500	3,765,400	3,902,800	1,268,900

Lead (thousands of pounds)	38,500	36,500	34,400	11,300

Zinc (thousands of pounds)	66,500	55,600	54,200	18,800

Oxide Ore

Tonnes of ore processed	3,050,700	3,955,000	4,259,000	891,000

Produced

Gold (ounces)	15,300	17,000	18,400	5,600

Silver (ounces)	478,800	609,000	704,800	261,600

Sulphide & Oxide Ores – Payable Metal Produced

Gold (ounces)	58,400	57,600	53,900	17,300

Silver (ounces)	4,602,300	4,374,400	4,607,600	1,530,500

Lead (thousands of pounds)	38,500	36,500	34,400	11,300

Zinc (thousands of pounds)	66,500	55,600	54,200	18,800

Sulphide and Oxide Ores – Payable Metal Sold

Gold (ounces)	64,400	50,900	55,200	26,800

Silver (ounces)	4,894,500	4,075,200	5,101,900	1,737,000

Lead (thousands of pounds)	41,200	31,400	38,400	10,700

Zinc (thousands of pounds)	60,300	59,500	58,100	13,200

Average realized prices

Gold (per ounce)	$1,530	$1,403	$1,393	$1,275

Silver (per ounce) (2)	$28.03	$27.11	$22.57	$19.10

Lead (per pound)	$1.15	$1.21	$1.12	$1.07

Zinc (per pound)	$1.03	$1.07	$1.09	$1.05

Total Cash Costs (per ounce of gold) (3)	$(801)	$(1,488)	$(1,002)	$(577)

Financial Data and Key Performance Indicators

Revenues (2)	$317	$259	$271	$86

Depreciation and depletion	$46	$40	$48	$15

Earnings from operations (2)	$102	$106	$83	$34

Expenditures on mining interests	$20	$18	$67	$14

Mining cost per tonne	$1.52	$1.32	$1.17	$1.19

Milling cost per tonne	$8.89	$7.08	$6.32	$6.43

General and administrative cost per tonne milled	$1.87	$1.42	$1.88	$2.39

Off-site cost per tonne sold (lead) (4)	$541	$494	$426	$530

Off-site cost per tonne sold (zinc) (4)	$350	$377	$378	$404
18     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)

(1)
Gold and silver metallurgical recoveries have been adjusted to reflect global recoveries to both lead and zinc concentrates. In previous quarters precious metal metallurgical recoveries reported only reflect recoveries to lead concentrates. Precious metal recoveries reporting to zinc concentrates in the second quarter were approximately 10% and 12% for gold and silver, respectively.

(2)	Includes 25% of silver ounces sold to Silver Wheaton at $3.90 per ounce. The remaining 75% of silver ounces are sold at market rates.

(3)
The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for the second quarter of 2011 would be $851 per ounce of gold, $11.28 per ounce of silver, $0.91 per pound of lead and $0.82 per pound of zinc. Commencing January 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices (see page 2). The budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $3.90 per ounce with the remaining 75% of silver ounces sold at market rates. Using actual realized sales prices, the co-product average total cash costs would be $751 per ounce of gold, $14.11 per ounce of silver, $0.88 per pound of lead, and $0.72 per pound of zinc for the three months ended June 30, 2011.

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.
Peñasquito continued its ramping up of metal production in the second quarter of 2011 as ore grades and recoveries of all metals increased with the progress into the heart of the sulphide ore. Second quarter gold production from the sulphide ore was 43,100 ounces (a 6% increase), compared to 40,600 ounces in the first quarter of 2011.
Peñasquito’s focus during the second quarter of 2011 was to achieve the routine operation of the High Pressure Grinding Roll (“HPGR”) portion of the circuit, the final step in bringing the plant’s throughput to its design capacity. The quantity of ore milled decreased by 7% compared to the first quarter, however, as commissioning efforts identified two primary shortcomings in the operating parameters.
•	The primary SAG mill grinding was not generating the amount of pebbles (oversize) that original pre-construction test work indicated thereby limiting the feed to the HPGR circuit, and

•	The rate at which the tailings dam wall was rising needed to be increased in order to hold rising tailings level and to provide adequate quantities of return water for processing.
Oxide ore gold production amounted to 15,300 ounces in the second quarter of 2011 which was 10% lower than the previous quarter. Reduced oxide ore quantities were anticipated by the mine plan in the current phases of the transition zone and in addition, restricted cyanide deliveries were experienced during the quarter due to supply issues from the manufacturer. With the flooding of DuPont’s facility in Memphis, the limited quantities available were directed to Los Filos, where higher grade ore yields higher production results from the same cyanide consumption.
Total material mined in the second quarter of 2011 decreased by 12% in comparison to the first quarter of 2011 due to an increase in the amount of ore reclaimed from stockpiles and increased waste haul distances involved with hauling mine waste rock to the tailings storage facility to supplement the dam wall construction material. In conjunction with the positioning of mine waste within the walls of the tailing facility, additional water supplies are being added to eliminate current and future shortfalls from water retention issues.
Cash costs for the second quarter of 2011 amounted to ($801) which was 46%, or $687 per ounce higher than in the prior quarter due to lower by-product credits, a stronger Mexican peso, and higher operating costs. The increase in direct costs of $13 million was due to higher employee costs associated with annual labour payments, increased blasting costs and various non-recurring costs associated with the HPGR ramp up activities. In the second quarter of 2011, the Company continued to build an inventory run-of-mine ore stockpile for use once the mill ramp up has been completed
Adequate power has been installed in the grinding and HPGR circuits, such that the pebble generation difficulties can be remedied by providing supplemental feed to by-pass the SAG mills. A $30 million project has commenced to bring a supplemental ore feed system into operation by year-end such that, allowing for its commissioning, 130,000 tonnes per day throughput will be achieved by the end of the first quarter of 2012. Including this amount and in conjunction with expected sustaining capital, the Company expects to invest additional capital of approximately $94 million at Peñasquito during the second half of 2011.
Guidance for the 2011 production has been revised to 250,000 ounces of gold as a result of the delay in achieving full design throughput capacity. With increased sulphide grades and throughput during the second half of 2011, gold production is expected to increase from that produced during the first six months. Gold production from oxide ore in the second half of 2011 is expected
GOLDCORP     |     19

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
to be 30% lower than the first half due to planned lower oxide tonnage and ore grades and a continuation of the restricted cyanide supplies expected to continue only through the third quarter of 2011.
Exploration drilling continues on the deep manto deposits to the east of the Peñasco pit required for evaluating a future underground operation and follow-up of near-pit geophysical targets will commence in the third quarter of 2011.
20     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Los Filos mines, Mexico

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2011	2011	2010	2010	2010

Tonnes of ore mined	6,492,300	6,016,300	7,304,200	6,734,700	6,729,600

Tonnes of waste removed	7,893,100	9,468,100	7,587,200	6,837,300	8,979,200

Ratio of waste to ore	1.2	1.6	1.0	1.0	1.3

Tonnes of ore processed	6,619,700	6,034,000	7,403,500	6,846,700	6,783,800

Average grade processed (grams/tonne)	0.71	0.75	0.70	0.67	0.71

Average recovery rate (%) (1)	47%	46%	44%	45%	44%

Gold (ounces)

– Produced	83,500	94,600	84,900	66,500	82,600

– Sold	82,900	94,100	84,200	66,200	81,400

Average realized gold price (per ounce)	$1,514	$1,382	$1,381	$1,234	$1,202

Total cash costs (per ounce)	$438	$427	$400	$438	$446

Financial Data

Revenues	$126	$130	$117	$82	$98

Depreciation and depletion	$18	$14	$14	$11	$13

Earnings from operations	$67	$75	$65	$39	$45

Expenditures on mining interests	$13	$19	$13	$7	$17

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.
Gold production for the second quarter of 2011 was 1%, or 900 ounces, higher than in the second quarter of 2010 due to a 7% higher recovery partially offset by a 2% reduction in tonnes placed on the leach pad. Full quarter operation of the crushing and agglomeration circuit contributed to a 7% increased recovery compared to the same period last year.
Cash costs for the second quarter of 2011 were 2%, or $8 per ounce, lower than in second quarter of 2010 due to lower operating costs ($18 per ounce) and higher gold production ($8 per ounce), offset by a stronger Mexican peso ($18 per ounce). Lower operating costs compared to the second quarter of 2010 resulted primarily from efficiency gains as higher ore tonnes were processed through the crusher and agglomeration plant in 2011 achieving higher recoveries. This improvement to costs was partially offset by other operating costs increases in the current quarter, with higher costs attributable to maintenance spares ($2 million) and consumables due to increased cyanide and lime unit costs ($1 million).
Gold production for the second quarter of 2011 was 12%, or 11,100 ounces, less than in the first quarter of 2011 due to 5% lower grade processed, a decrease of 6% on irrigation rates due to commissioning of a barren solution booster station and low ADR plant performance due to higher than normal rain events in April. A temporary cyanide supply shortage was experienced in the second quarter of 2011 and delayed some gold production. A redirection of the cyanide from Peñasquito will ensure no further impact in the third quarter.
Cash costs for the second quarter of 2011 were 3%, or $11 per ounce, higher than in the first quarter of 2011 primarily due to lower gold production and increased costs attributable to non-recurring employee costs ($4 million) and consumables ($1 million).
Construction of an additional fourth stage of the heap leach pad was completed during the quarter as scheduled. An additional 15% increase to throughput capacity at the ADR plant was completed which will provide additional solution processing capacity during the rainy season.
The 2011 exploration program continues to progress with the objective of proving further extensions of Los Filos towards the 4P area and El Bermejal to the south. Results to date are positive in proving both extensions.
GOLDCORP     |     21

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
El Sauzal mine, Mexico

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2011	2011	2010	2010	2010

Tonnes of ore mined	550,500	520,100	645,200	584,700	618,400

Tonnes of waste removed	1,007,100	1,498,200	752,400	842,600	1,125,300

Ratio of waste to ore	1.8	2.9	1.2	1.4	1.8

Tonnes of ore milled	517,400	525,800	527,500	523,500	510,700

Average mill head grade (grams/tonne)	1.43	1.53	2.39	2.55	2.55

Average recovery rate	94%	95%	95%	95%	94%

Gold (ounces)

— Produced	22,400	24,500	38,500	40,600	39,300
— Sold	22,100	24,500	38,600	40,700	39,100

Average realized gold price (per ounce)	$1,519	$1,391	$1,377	$1,234	$1,205

Total cash costs (per ounce)	$593	$499	$303	$258	$299

Financial Data

Revenues	$34	$34	$54	$50	$48

Depreciation and depletion	$13	$6	$17	$18	$17

Earnings from operations	$7	$15	$23	$21	$18

Expenditures on mining interests	$3	$4	$2	$1	$2
Gold production for the second quarter of 2011 was 43%, or 16,900 ounces, less than in the second quarter of 2010, as expected, due to 11% lower tonnage and 44% lower average mill head grade.
Cash costs for the second quarter of 2011 were 98%, or $294 per ounce, higher than in the second quarter of 2010 due to lower gold production ($243 per ounce, or 83%), a stronger Mexican peso ($20 per ounce or 7%) and higher operating costs ($31 per ounce or 11%).
Gold production for the second quarter of 2011 was 9%, or 2,100 ounces, less than in the first quarter of 2011, mainly due to 7% lower average mill head grade, consistent with the mine plan. The decrease in strip ratio in the second quarter of 2011 compared to the first quarter of 2011 resulted from the completion of the phase one stripping of the Trini Pit during the first quarter.
Cash costs for the second quarter of 2011 were 19%, or $94 per ounce, higher than in the prior quarter primarily due to lower gold production ($55 per ounce, or 59%) and a stronger Mexican peso ($4 per ounce or 4%) and higher operating costs ($35 per ounce or 37%) as a result of a non-recurring increase in employee costs ($1 million).
El Sauzal’s life of mine has been extended by an additional three years to 2015 as the second stage of the Trini Pit is anticipated to yield in excess of 200,000 gold ounces. The environmental permit for the Trini Pit second stage stripping is expected in the third quarter of 2011.

22     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Marlin mine, Guatemala

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2011	2011	2010	2010	2010

Tonnes of ore milled	371,200	373,200	380,500	373,900	374,600

Average mill head grade (grams/tonne)
— Gold	6.66	6.91	7.81	5.52	5.94
— Silver	170	166	193	133	136

Average recovery rate (%)
— Gold	96%	96%	97%	96%	96%
— Silver	91%	91%	90%	91%	85%

Produced (ounces)
— Gold	78,900	77,800	92,300	63,400	71,500
— Silver	1,896,400	1,769,000	2,156,500	1,410,700	1,437,700

Sold (ounces)
— Gold	79,600	77,900	89,400	63,800	72,300
— Silver	1,860,600	1,835,800	2,060,000	1,442,000	1,424,500

Average realized price (per ounce)
— Gold	$1,509	$1,392	$1,376	$1,236	$1,206
— Silver	$37.54	$32.91	$27.26	$19.63	$18.54

Total cash costs (per ounce) (1)	$(368)	$(324)	$(224)	$52	$48

Financial Data

Revenues	$190	$169	$179	$107	$114

Depreciation and depletion	$27	$26	$31	$25	$23

Earnings from operations	$122	$107	$111	$50	$60

Expenditures on mining interests	$26	$19	$24	$22	$18

(1)
The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended June 30, 2011 would be $373 per ounce of gold and $5.81 per ounce of silver (three months ended June 30, 2010 — $316 and $4.92, respectively). Commencing January 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices (see page 2). Using actual realized sales prices, the co-product average total cash costs would be $325 per ounce of gold and $7.85 per ounce of silver for the three months ended June 30, 2011.

Gold and silver production for the second quarter of 2011 was 10%, or 7,400 ounces, and 32%, or 458,700 ounces higher than in the second quarter of 2010, respectively. This is due to an increase in gold and silver grades of 12% and 25% respectively and 7% higher silver recovery, partially offset by 1% lower throughput. The increase in the grade is primarily due to higher grades encountered in the open pit, in line with the mine plan. The higher silver recovery is primarily a result of the continuous improvements in the Merrill Crowe process and optimization of lead nitrate addition.
Cash costs for the second quarter of 2011 were 867%, or $416 per ounce, lower than in second quarter of 2010 due to higher silver by-product sales credits ($512 per ounce) and higher gold production ($38 per ounce), partially offset by higher operating costs ($134 per ounce). The increase in operating costs was primarily attributable to higher general consumables costs due to higher quantities of reagents used in the water treatment plant ($3 million), royalties and voluntary community expenses ($2 million) and power costs caused by higher unit prices ($1 million).
Gold and silver production for the second quarter of 2011 was consistent with the production in the first quarter 2011.
Cash costs for the second quarter of 2011 were 14%, or $44 per ounce, lower than in the first quarter of 2011 due to higher silver by-product sales credits ($101 per ounce,) and higher gold production ($10 per ounce), partially offset by higher operating costs ($67 per ounce). The increase in operating costs was primarily attributable to higher consumable costs ($2 million), power costs due to increases in unit price and consumption ($2 million) and royalties and voluntary community expenses ($1 million).
GOLDCORP     |     23

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
The filter plant construction is progressing on plan with expected completion in the fourth quarter of 2011 at which time commissioning will begin. The project is 40% complete.
Exploration has continued to experience success in the Delmy Vein which is located near the Marlin deposit. Underground development is in progress towards this vein with a plan to include some production from this area in late 2011.
On May 24, 2010, the Inter-American Commission on Human Rights (“IACHR”), an independent body of the Organization of American States, issued precautionary measures calling on the Government of Guatemala to take action, including suspension of mining activity at Marlin, to protect 18 Mayan communities against alleged environmental and public health concerns related to the mine’s operation. In August 2010, the Ministry of Energy and Mines (the “Ministry”) initiated the applicable administrative process under the mining law of Guatemala to determine if suspension of operations at Marlin was warranted. Montana Exploradora de Guatemala S.A de C.V. (“Montana”), a wholly owned subsidiary of Goldcorp and the operator of Marlin, provided information as requested by the Ministry on August 31, 2010. The Ministry also requested information and opinions from the Presidential Commission for the Coordination of Executive Policy on Human Rights (“COPREDEH”), the Ministry of Environment and Natural Resources (MARN), the Ministry of Communications, Infrastructure and Housing (MICIVI), the Ministry of Health and Social Welfare (MSPAS), the Social Environment Management Unit of the Ministry of Energy and Mines, representatives of the individuals who filed the petition with the IACHR, and representatives of the municipalities of San Miguel Ixtahuacán and Sipacapa. On July 8, 2011, the Ministry issued a resolution declaring that based on the information presented by the agencies of government, the petitioner, the local communities, and Montana, there is no cause for the suspension of operations at Marlin and that Montana has been carrying out mining operations in accordance with the mining law of Guatemala. The Ministry’s resolution is available on its webpage at: http://www.mem.gob.gt/Portal/home.aspx. In addition, COPREDEH has published on its webpage, http://copredeh.gob.gt/index.php?showPage=972, nine updates on the status of its implementation of the precautionary measures requested by the IACHR. In the most recent update, filed on July 11, 2011, the Government of Guatemala petitions the IACHR to declare the precautionary measures without further effect because the government has complied with the measures and because the investigations conducted by the government demonstrate that Marlin has not damaged the environment or health of the communities in the vicinity of the mine. The report cites a Ministry report which states that “no proof exists that there exists any situation presenting a threat of serious or imminent harm to persons or that there exists a probability that any damage will materialize and therefore there does not exist a situation of extreme seriousness or urgency to avoid irreparable harm to persons as a result of operations at the Marlin Mine.” The IACHR’s next period of sessions at which working meetings and hearings will be held is scheduled for October 19 — November 4, 2011.
24     |     GOLDCORP

Second Quarter Report — 2011
(in United States dollars, tabular amounts in millions, except where noted)
Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2011	2011	2010	2010	2010

Tonnes of ore mined	2,000,400	990,200	1,940,200	2,244,100	2,938,400

Tonnes of waste removed	4,805,800	4,936,500	5,270,500	5,587,800	5,340,100

Ratio of waste to ore	2.4	5.0	2.7	2.5	1.8

Tonnes of ore milled	3,682,000	3,396,000	3,479,900	3,493,800	3,547,600

Average mill head grade
— Gold (grams/tonne)	0.47	0.45	0.50	0.42	0.43
— Copper (%)	0.45%	0.39%	0.45%	0.40%	0.44%

Average recovery rate (%)
— Gold	68%	69%	70%	73%	70%
— Copper	77%	73%	81%	82%	81%

Produced
— Gold (ounces)	38,000	34,100	42,200	34,100	34,400
— Copper (thousands of pounds)	28,000	21,400	27,700	25,000	28,000

Sold
— Gold (ounces)	37,100	34,200	38,800	30,300	46,900
— Copper (thousands of pounds)	26,400	21,400	27,000	23,100	36,500

Average realized price
— Gold (per ounce)	$1,540	$1,383	$1,422	$1,259	$1,250
— Copper (per pound)	$4.15	$4.27	$4.84	$4.38	$2.55

Total cash costs (per ounce) (1)	$(821)	$(232)	$(1,002)	$(896)	$102

Financial Data

Revenues	$169	$139	$186	$138	$148

Depreciation and depletion	$17	$15	$15	$15	$20

Earnings from operations	$71	$45	$85	$50	$34

Expenditures on mining interests	$1	$–	$8	$3	$3

(1)
The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended June 30, 2011 would be $738 per ounce of gold and $2.06 per pound of copper (three months ended June 30, 2010 — $634 and $1.88, respectively). Commencing January 2011, operating costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices (see page 2). Using actual realized sales prices, the co-product average total cash costs would be $724 per ounce of gold and $2.09 per ounce for copper for the three months ended June 30, 2011.

Goldcorp’s share of Alumbrera’s gold production in the second quarter of 2011 was 10%, or 3,600 ounces, higher than the second quarter of 2010. Copper production was the same for both quarters. Gold production increased due to 9% higher gold head grades and 4% higher ore milled than the second quarter of 2010. The grade increase was due to an increase in ore being mined from the pit and less ore being reclaimed from low grade stockpiles. The higher tonnes milled was due to improvements performed in the plant providing higher throughput.
Gold and copper sales in the second quarter of 2011 were 21%, or 9,800 ounces, and 28%, or 10.1 million pounds, less than the second quarter of 2010 respectively, due to a strike at the port during March 2010 which resulted in the deferral of a concentrate shipment into the second quarter of 2010.
GOLDCORP     |     25

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Cash costs in the second quarter of 2011 were $923 per ounce less than in second quarter 2010 due to higher by-product sales credits ($1,086 per ounce) and lower YMAD net proceeds payments ($59 per ounce), partially offset by higher operating costs ($97 per ounce) and higher export tax ($125 per ounce). The increase in operating costs was primarily due to higher power consumption and increased unit prices ($3 million), fuel ($2 million), consumables ($1 million) and contractors ($1 million).
Goldcorp’s share of Alumbrera’s gold and copper production in the second quarter of 2011 was 11%, or 3,900 ounces, and 31%, or 6.6 million pounds, higher than the first quarter of 2011, respectively. The higher production was due to higher gold and copper head grades of 4% and 15%, 5% higher copper recovery rates and 8% higher tonnes milled. Pit sequencing in response to previously reported geotechnical instability had a positive impact on the grade due to an increase in ore being mined from phase 10 south. The higher tonnes milled was due to improvements performed in the plant providing higher throughput. Higher copper recovery was due to less oxidized ore than in the previous quarter and improvements implemented in the flotation circuit.
Cash costs for the second quarter of 2011 were $589 per ounce, less than in the first quarter of 2011 due to higher per ounce by-product sales credits ($457 per ounce, or 78%), lower YMAD net proceeds payments ($206 per ounce, or 35%) and higher gold production ($111 per ounce, or 19%), partially offset by higher operating costs ($145 per ounce, or 25%) and higher export retention tax ($40 per ounce, or 7%). The increase in operating costs was primarily attributable to higher costs in power ($3 million), fuel ($1 million) and maintenance ($1 million), partially offset by lower employee costs ($1 million).
The provisional pricing impact of lower realized copper prices during the second quarter of 2011 was $2 million, or $64 per ounce. The negative provisional pricing impact related to copper sales in the first quarter of 2011 that settled in the second quarter of 2011 was $4 million.
26     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Marigold mine, United States (Goldcorp’s interest — 66.7%)

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2011	2011	2010	2010	2010

Tonnes of ore mined	2,165,400	2,033,200	1,805,100	1,736,300	661,400

Tonnes of waste removed	6,444,400	6,490,700	7,313,300	6,678,800	8,608,300

Ratio of waste to ore	3.0	3.2	4.0	3.8	13.0

Tonnes of ore processed	2,165,400	2,033,200	1,805,100	1,736,300	661,400

Average grade processed (grams/tonne)	0.56	0.54	0.66	0.55	0.51

Average recovery rate (%)	73%	73%	73%	73%	73%

Gold (ounces)
— Produced	26,600	22,500	27,000	16,800	16,900
— Sold	25,500	22,600	26,000	16,700	17,800

Average realized gold price (per ounce)	$1,517	$1,400	$1,372	$1,236	$1,195

Total cash costs (per ounce)	$764	$785	$787	$817	$686

Financial Data

Revenues	$39	$32	$36	$21	$21

Depreciation and depletion	$5	$4	$5	$4	$3

Earnings from operations	$14	$9	$10	$3	$5

Expenditures on mining interests	$4	$4	$7	$4	$6
Goldcorp’s share of Marigold’s gold production for the second quarter of 2011 was 57%, or 9,700 ounces, higher than in the second quarter of 2010 as a result of mining 1.5 million additional tonnes at 10% higher grade, as mining transitioned from stripping the Basalt Phase 7 Pit into the ore body. Recoverable ounces mined and stacked on the heap leach pad during the second quarter of 2011 exceeded those mined during the second quarter of 2010 by 20,000 ounces or 250%, resulting in higher production.
Cash costs for the second quarter of 2011 were 11%, or $78 per ounce, higher than in the second quarter of 2010 due to higher operating costs ($285 per ounce), offset by higher gold production ($207 per ounce). The increase in operating costs was primarily due to higher fuel costs ($3 million) due to a longer waste haul and increased diesel prices, higher employee costs ($2 million) and higher maintenance costs ($2 million).
Gold production for the second quarter of 2011 was 18%, or 4,100 ounces, higher than the first quarter of 2011 as a result of 7% higher tonnage and 4% higher grade as mining concentrated on the Basalt Phase 7 pit and leaching partially processed ore from the first quarter of 2011. During the second quarter of 2011, stripping and development work continued in the Target II pit, and ore production began ramp up which will offset the effect of the decline in production from the Basalt pit in the second half of 2011.
Cash costs for the second quarter of 2011 were 3%, or $21 per ounce, lower than in the first quarter of 2011 due to higher gold production ($92 per ounce), offset by higher operating costs ($71 per ounce). The increased operating costs were primarily due to higher fuel prices and consumption and tire costs due to longer ore and waste hauls ($2 million).
GOLDCORP     |     27

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Wharf Mine, United States

	Three Months Ended
	June 30	March 31	December 31	September 30	June 30
Operating Data	2011	2011	2010	2010	2010

Tonnes of ore mined	611,100	606,000	815,800	991,700	589,000

Tonnes of ore processed	729,100	574,300	726,900	876,500	716,000

Average grade processed (grams/tonne)	0.86	0.65	0.63	0.62	0.76

Average recovery rate (%)	77%	77%	78%	78%	77%

Gold (ounces)
— Produced	13,300	13,300	16,000	19,600	19,400
— Sold	12,900	13,100	17,600	17,600	22,000

Average realized gold price (per ounce)	$1,505	$1,379	$1,372	$1,233	$1,200

Total cash costs (per ounce)	$655	$898	$788	$679	$556

Financial Data

Revenues	$21	$19	$25	$23	$27

Depreciation and depletion	$1	$1	$1	$2	$2

Earnings from operations	$11	$5	$9	$8	$12

Expenditures on mining interests	$2	$1	$3	$1	$–
Gold production for the second quarter of 2011 was 31%, or 6,100 ounces, less than in the second quarter of 2010. Fewer ounces were recovered from the heap leach pads in comparison to the second quarter of 2010 due to timing and placement of ounces stacked in the first quarter of the year. In the first quarter of 2011, 40% fewer ounces were stacked on the heap leach pads as compared to the first quarter of 2010, resulting in lower gold ounce production due to timing of the leach cycle.
Cash costs for the second quarter of 2011 were 18%, or $99 per ounce, higher than in the second quarter of 2010 due to lower gold production ($394 per ounce, or 398%), offset by lower operating costs ($295 per ounce, or 298%). The lower operating costs were attributable to decreased costs of consumables ($2 million), and lower production taxes on decreased net profits ($1 million).
Gold production for the second quarter of 2011 was consistent with the first quarter of 2011. In comparison to the prior quarter, marginally higher tonnes were processed at 32% higher grade in line with the current mine plan.
Cash costs for the second quarter of 2011 were 27%, or $243 per ounce, lower than in the first quarter of 2011 due to lower operating costs ($259 per ounce or 107%), offset by lower gold ounces sold ($16 per ounce or 7%). The reduced operating costs were attributable to lower employee health benefit costs ($1 million) and consumable costs ($2 million).
Wharf has applied for a permit to expand the operation into new mining areas. The first of two stages in the approval process were completed in the second quarter of 2011 with the issuance of the Conditional Use Permit (CUP) by Lawrence County. Additional public hearings are planned with State regulators in the fourth quarter of 2011 in order to complete the permitting process. Upon approval, the mine life will be extended by seven years until approximately 2020 with an anticipated production rate of 60,000 ounces of gold per year.
28     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
PROJECT DEVELOPMENT REVIEW
Cerro Negro Project, Argentina
The Cerro Negro gold project is an advanced-stage, high-grade vein system located in the Santa Cruz province of Argentina. The land position comprises 215 square kilometres with numerous high-grade gold and silver veins. Goldcorp recently updated the resources at Cerro Negro as a result of drilling results obtained during 2010. As of April 5, 2011, proven and probable gold reserves total 4.3 million ounces of gold and 36.2 million ounces of silver, measured and indicated resources total 0.4 million ounces of gold and 2.8 million ounces of silver, and inferred resources total 0.7 million ounces of gold and 4.7 million ounces of silver.
The April 2011 feasibility study update introduced a new development plan which more than doubled the plant throughput to 4,000 tonnes per day, leading to an average of 550,000 ounces of gold production per year over the first five full years. Average cash costs during the first five years of production are expected to be less than $200 per ounce of gold. Over the full 12-year mine life, based only on existing reserves, annual production is expected to average 340,000 ounces per year at cash costs below $300 per ounce. The mining of multiple near-surface veins was also introduced with Eureka, Mariana Central and Mariana Norte veins comprising the initial sources of ore production. Total capital expenditures to first production in mid-2013 are expected to be approximately $750 million, including $130 million in 2011.
As preparation for construction activities increases, the project is working on:
•	Advancing the permit modifications required to effect the following changes to the existing permits:
o	Increase throughput from 1,750 tonnes per day to 4,000 tonnes per day; and

o	Mining simultaneously from three underground mines (Eureka, Mariana Central and Mariana Norte) rather than just one as contemplated by the previous owners.
•	Adding required personnel to staff the project;

•	Advancing the engineering; and

•	Progressing site-based activities including exploration.
The total underground development for the Eureka vein is 1,627 metres, which includes advancement of the decline to a length of 1,215 metres (of the approximate 4,000 metre total). Development on the 528 metre level has extended over 100 metres and intercepted quartz veining over a width of approximately 7.5 metres with very good correlation to the geological model. Underground development for the first vertical ventilation raise was completed.
In relation to the supporting infrastructure work continued on:
•	Access road upgrades;

•	Geotechnical evaluations of the plant and tailings areas;

•	Camp expansion; and

•	Power line design and routing studies.
As preparation for construction activities increases, the project is working to advance sustainable community development plans and to assess the impact of the future mining operation on local communities. Discussions with local stakeholders are ongoing to identify community needs and priorities and areas of potential collaboration. Support is being provided to local NGOs to develop and implement various cultural and community initiatives and to educational programs aimed at enhancing local participation in post secondary schooling. Participatory water monitoring involving local community members is ongoing at the project site to increase confidence in environmental protection measures.
Detailed engineering commenced and is now 15.5% complete, and the order for the Ball Mill was placed because of the 40 week delivery time.
Exploration drilling ramped up dramatically in the second quarter of 2011 with a total of 39,823 metres of core completed as compared to 8,772 metres drilled during the first quarter. By the end of the second quarter, there were 8 surface drills operating and further drill rigs will be added in the second half of 2011 to reach a total of 10 drill rigs. The immediate focus of drilling is on expansion of the Mariana Central, Mariana Norte and San Marcos veins where initial drilling is extending the veins mainly to the east and at depth. Reserve additions from these three veins have the potential to augment the near-term production profile at Cerro Negro.
At June 30, 2011, total project expenditures and commitments are $65 million, excluding exploration, of which $27 million is spent and $38 million is committed. Capital expenditures and capitalized exploration, excluding capitalized interest, for the three months ended June 30, 2011 amounted to $18 million and $7 million, respectively ($28 million and $9 million for the six months ended June 30, 2011).
GOLDCORP     |     29

Management’s Discussion Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Éléonore Project, Canada
The Éléonore project is located in the north-east corner of the Opinaca Reservoir in the James Bay region of Québec, Canada. The Éléonore deposit is a major gold discovery in a relatively unexplored area in the Province of Québec, located in the core of what Goldcorp believes to be a promising new gold district in North America. As of December 31, 2010, the deposit contains 3.0 million ounces of proven and probable reserves at an average grade of 7.56 grams per tonne, 0.5 million ounces of measured and indicated gold resources at an average grade of 10.95 grams per tonne and 4.2 million ounces of inferred gold resources at an average grade of 10.60 grams per tonne.
Good progress has been achieved at Éléonore on the following primary areas of focus:
•	The advancement of requirements for the project approval permit (Certificate of Authorization);

•	The continuation of the following advanced exploration activities;
o	Exploration shaft,

o	Exploration ramp,

o	Surface exploration drilling; and
•	Engineering and construction activities for:
o	The surface infrastructure items supporting the advanced exploration activities, and

o	The future (once permitted) production infrastructure.
As required by the permitting process, public hearings were conducted in Wemindji (June 14, 2011) and Chibougamau (June 16, 2011). Strong support for the project was shown by the public, and the leaders of the communities expressed their full support of the project during the meetings. No further public consultation is planned and issuance of the project permit allowing construction commencement is expected in the third quarter of 2011.
The exploration shaft reached a depth of 351 metres during the quarter and remains on schedule to reach its targeted depth (725 metres) during the second quarter of 2012. The exploration ramp, which commenced early in the quarter, advanced to 180 metres in length and will provide convenient drilling locations as it parallels the ore body during its descent. Future drilling from this ramp will provide the necessary ore body definition for first ore extraction.
During the second quarter of 2011, over 13 kilometres of surface diamond drilling was completed to bring the cumulative total for the year to 25 kilometres. An update to the geological model has been initiated, with completion expected in the fourth quarter of 2011. An additional 10 kilometres of drilling is scheduled in the second half of the year and will focus on the central portion of the ore body to upgrade inferred mineral resources and on the northern portion of the deposit, where high grade results have been previously intersected and show potential for additional mineral resources.
Significant progress on construction engineering activities this quarter included detailed engineering of the production shaft and related infrastructure, preparation of site pre-construction items including the main access road, permanent bridges, a 120kV sub-station, the construction camp, the upgrade of waste water pond, and waste pad expansion. The basic design study for a 7,000 tonnes per day processing plant has also been completed. Review of Engineering Procurement Construction and Management (EPCM) services proposals for the construction of mill and main surface infrastructure is underway with a decision anticipated early in the third quarter.
The project budget based on the scoping study is estimated at $1.4 billion from January 1, 2011 and excludes $346 million spent prior to completion of the scoping study. At June 30, 2011, total project expenditures since January 1, 2011 are $115 million, $80 million of which is spent and $35 million of which is committed. Capital expenditures, excluding capitalized interest and investment tax credits, during the three months ended June 30, 2011 amounted to $44 million ($80 million — six months ended June 30, 2011). The total project expenditures and commitments since acquisition are $461 million.
30     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Cochenour Project, Canada
The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The Cochenour/Bruce Channel deposit is located down-dip from the historic Cochenour mine and is a key component of Goldcorp’s consolidation plans in the Red Lake district. As of February 9, 2011, inferred resources total 2.7 million ounces of gold. For construction and planning purposes, the Company continues to estimate the Cochenour project as a mineable deposit of 5 million gold ounces.
Changes to the old Cochenour shaft have continued to advance. During the second quarter the task of stripping the old timber guides and services from within the old shaft was completed. Preparations were then made to begin sinking the new shaft, which will involve ‘slashing’ or expanding the opening of the shaft from the existing, small rectangular cross-section to the new 18’ diameter circular section. The slashing began on July 2, 2011.
On the surface, construction of the numerous surface facilities progressed well:
•	The foundation for the shaft sinking winch was poured;

•	The hoist complex architectural and mechanical contractors mobilized to site and began installation;

•	The collar house foundation work was completed and steel erection for both the headframe and collar house began;

•	A site milestone was reached at the end of the second quarter when the substation to service the Cochenour complex was energized for the first time; and

•	Installation of the 10 foot service hoist and 14 foot production hoists are progressing well.
The Cochenour Red Lake Haulage Drift continued to advance at a rate averaging 20.3 feet per day since January 1, 2011. The drift is now 5,784 feet long and is 29% complete.
In addition to the four drills that continue to work on delineating and expanding the resource at Cochenour, two drills are now working in the Cochenour Red Lake Haulage Drift to test the potential of this underexplored area.
The project budget based on the scoping study is estimated at $420 million from January 1, 2011 therefore excluding $108 million spent prior to completion of the scoping study. At June 30, 2011, total project expenditures since January 1, 2011 are $68 million, $58 million of which is spent and $10 million of which is committed. Capital expenditures, excluding capitalized interest and investment tax credits, during the three months ended June 30, 2011 amounted to $31 million ($58 million — six months ended June 30, 2011). The total project expenditures and commitments since acquisition are $176 million. These have been included in the total expenditures on mining interests for Red Lake. These expenditures consist mainly of exploration, construction of surface infrastructure, shaft construction and development of the Cochenour Red Lake haulage drift.
GOLDCORP     |     31

Management’s Discussion Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Pueblo Viejo Project, Dominican Republic (Goldcorp’s interest — 40%)
Pueblo Viejo contains 23.7 million ounces of proven and probable gold reserves, where Goldcorp’s interest represents 9.5 million ounces. The project is a partnership with Barrick Gold Corporation (“Barrick”), the project operator.
At the Pueblo Viejo project in the Dominican Republic, overall construction is now more than 70% complete. A major rainfall event that occurred in May requires remediation of damage to the partially constructed starter tailings dam facility and as a result, first production is now anticipated in mid-2012, subject to the receipt of new tailings permit approvals. The unanticipated remediation work and impact on the schedule has resulted in mine construction capital increasing to $3.6-$3.8 billion (100%), or $1.4 — $1.5 billion (Goldcorp’s 40% share) of which about 75% had been committed at the end of the second quarter. Goldcorp’s share of annual gold production in the first full five years of operation is expected to average 415,000 — 450,000 ounces at total cash costs of $275-$300 per ounce(1).
At the end of the second quarter, three of the four autoclaves had been brick-lined and the remaining autoclave is more than 70% complete. About 90% of the planned concrete has been poured, approximately 90% of the steel has been erected and more than 4.7 million tonnes of ore have been stockpiled. Work continues toward achieving key milestones including the connection of existing grid power to the site. As part of a longer-term, optimized power solution for Pueblo Viejo, the Company is advancing a plan to build a dual fueled power plant at an estimated incremental capital cost of about $300 million (100%) or $120 million (Goldcorp’s 40% share) that would commence operations utilizing heavy fuel oil power but have the ability to subsequently convert to cheaper liquid natural gas. The new plant is expected to provide lower cost, long-term power to the project.
Capital expenditures during the second quarter of 2011, including accrued management fees, amounted to $121 million. Cumulative expenditures to date, including accrued management fees, amounted to $1.047 billion, or $791 million net of the $256 million partial return of invested capital.
In April 2010, the terms for $1.035 billion in project financing for the Pueblo Viejo project ($414 million – Goldcorp’s share) were finalized with a lending syndicate comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. On March 29, 2011, an additional $159 million was drawn from the $1.035 billion project financing the Company entered into with Barrick in April 2010 with respect to the Pueblo Viejo project, for a total amount drawn of $940 million at March 31, 2011 and June 30, 2011 ($376 million — Goldcorp’s share). The remaining $95 million available ($38 million — Goldcorp’s share) is expected to be drawn during the fourth quarter of 2011. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan outstanding. The guarantees will terminate upon Pueblo Viejo meeting certain completion tests.
In April 2010, Pueblo Viejo Dominicana Corporation (“PVDC”), the entity that owns the Pueblo Viejo project, received a copy of an action filed in the Dominican Republic by Fundacion Amigo de Maimon Inc., Fundacion Miguel L. De Pena Garcia Inc., Miguel De Pena and a number of individuals. The action alleges a variety of matters couched as violations of fundamental rights, including taking of private property, violations of mining and environmental and other laws, slavery, human trafficking and bribery of government officials. The complaint does not describe the relief sought, but the action is styled as an amparo remedy, which typically includes some form of injunctive relief. PVDC intends to vigorously defend the action. PVDC requested the Supreme Court in Santo Domingo to change the venue and the 9th Criminal Court of Santo Domingo was appointed to decide on the matter of Fundacion Amigo de Maimon Inc. The file is pending to be delivered to the appointed court. No other procedure has occurred. As for Miguel De Pena, the Supreme Court annulled the judgment of the trial court of Cotui against PVDC which ordered PVDC to restore possession of Parcel 451-K to Miguel De Pena. The case has been sent to a new trial court for issuance of ruling. Miguel De Pena also initiated litigation against PVDC to collect approximately $2 million and the 9th Criminal Court has rejected the claim. Miguel De Pena also initiated a criminal claim against PVDC for property violation and in June 2011, the Criminal Trial Court of Cotui rejected such claim.
In September 2010, Alexander Mundaray et al. filed an amparo remedy for Protection of Fundamental Rights against PVDC and the Ministry of the Environment (Mimarena) of the Dominican Republic. The petitioners allege that PVDC is constructing the project without an Environmental License or an Environmental Impact Analysis. The petitioners are requesting that the court order the suspension of the construction works that PVDC is undertaking. PVDC is vigorously defending this claim and the case is now pending judgment of the court.
(1)	Based on gold price and oil price assumptions of $1,300/oz and $100/bbl, respectively.
32     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
El Morro Project, Chile (Goldcorp’s interest — 70%)
El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. On a 100% basis, El Morro contains proven and probable reserves of 8.2 million ounces of gold and 6.1 billion pounds of copper. A 2008 feasibility study estimates sulphide gold production of over 300,000 ounces per year and copper production of over 379 million pounds per year (on a 100% basis) over a 14-year mine life at low cash costs.
Located in the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at 4,000 metre altitude, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper mineralization have been identified to date — the El Morro and La Fortuna zones — and the Company has identified several additional targets as part of its regional exploration plan. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of the current pit.
Condemnation drilling commenced late in the second quarter of 2011 with two holes drilled to a depth of 354 metres. This drilling is aimed at ensuring that mineralization does not exist beneath the sites currently designated as primary infrastructure locations. Abnormally harsh winter conditions impeded further drilling progress; as a result additional rigs are planned on site once weather conditions improve. These rigs will cover the plant site and tailings locations in addition to the two drill rigs currently on site drilling the waste dump location.
Following the approval of the Environmental Impact Assessment (“EIA”) on March 14, 2011, construction permits dealing with rezoning, flora, fauna and archaeology, are in process. Studies are ongoing to evaluate the optimum configuration of the plant and facilities and an assessment of the impact to costs and schedule. An update to the feasibility study will be completed in the third quarter of 2011.
An 18 kilometre section linking an existing access road to the property was completed. This access is being used to provide consumables and equipment for the condemnation drilling activities on site.
Progress has been made in negotiations with potential providers of the power and port facilities, engineering of pipelines, contract pre-stripping and equipment manufacturers for long lead items.
At June 30, 2011, total project expenditures and commitments are $64 million, of which $50 million is spent and $14 million is committed. Capital expenditures, excluding capitalized interest, during the three months ended June 30, 2011 amounted to $21 million ($32 million — six months ended June 30, 2011).
The El Morro project was acquired from a subsidiary of New Gold, the entity which acquired the El Morro project from Xstrata Copper Chile S.A. (“Xstrata Copper”), a subsidiary of Xstrata, pursuant to the exercise of the right of first refusal. The right of first refusal came into effect on October 12, 2009 when Barrick entered into an agreement with Xstrata Copper to acquire Xstrata Copper’s 70% interest in the El Morro project, subject to the right of first refusal not being exercised. On January 7, 2010, the New Gold subsidiary delivered notice to Xstrata Copper that it was exercising the right of first refusal. On January 13, 2010, Goldcorp received a statement of claim filed by Barrick in the Ontario Superior Court of Justice, against Goldcorp, New Gold, and certain of New Gold’s subsidiaries, relating to the exercise of the right of first refusal. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. Among the relief requested by Barrick is that the El Morro project be held in trust for the benefit of Barrick. As an alternative, Barrick seeks damages. Barrick subsequently filed a motion to amend its claim to add various Xstrata entities as defendants. All parties agreed to have all claims related to the acquisition of Xstrata Copper’s interest in the El Morro project heard by the Ontario courts, including the Supreme Court of Canada. The trial of the liability issues occurred in June 2011. At present, evidence regarding potential damages is to be heard in October, after which final briefing will occur. The timing of a decision on the matter is at the discretion of the court, but could be received at the end of 2011 or early 2012. Goldcorp’s management believes that Goldcorp has acted lawfully and appropriately in all aspects of this transaction and is defending Goldcorp against Barrick’s claim.
On October 21, 2010 Chile increased the royalty rate for large mines from a 5% fixed rate to a progressive tax regime with rates ranging from 5% to 14% depending on the mining operating profit margin in a given taxation year. The mining operating profit margin is defined as the taxable income of the operation divided by the gross mining revenue of the operation. Mines with operating margins at 35% or below would still be subject to the 5% mining tax rate. Mines with an operating profit margin of higher than 85% would be subject to a 14% rate. Goldcorp filed a D.L 600 foreign investment contract application at the time of the El Morro acquisition and will not be subject to the new higher progressive mining tax regime for the first 15 years of production because of a mining tax stability provision in the foreign investment contract. The Company is currently awaiting final signature of the finalized foreign investment contract by the head of the Chilean Foreign Investment Committee.
GOLDCORP     |     33

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Camino Rojo Project, Mexico
The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389-square kilometre land position which includes the Represa deposit. Camino Rojo has reported measured and indicated resources of 3.4 million gold ounces and 60.7 million silver ounces. Total inferred resources are 0.6 million ounces of gold and 7.6 million ounces of silver.
Drilling continued during the second quarter of 2011 with a total of 15,335 metres drilled, including six validation core holes in the Represa resource, twenty-two resource expansion and infill core holes, ten condemnation holes in anticipation of site facilities, and fifty shallow RAB-style holes. Trenching and channel sampling were completed to define bulk samples for metallurgical column tests. At June 30, 2011, total project expenditures are $17 million. Capital expenditures, excluding capitalized interest, during the three months ended June 30, 2011 amounted to $3 million ($6 million — six months ended June 30, 2011).
Noche Buena Project, Mexico
The Noche Buena project is located approximately 5 kilometres north of the Peñasquito mine. With reported measured and indicated resources of 1.0 million gold ounces and 32.4 million silver ounces, the Noche Buena project area totals approximately 24 square kilometres and is immediately adjacent and contiguous with the northern border of the Peñasquito concession block.
During the second quarter of 2011, three drills were on site working to define high grade bodies within the low grade deposit. Initial results show structurally controlled higher grade mineralization trends have been identified with follow-up drilling planned to in-fill along these trends.
Cerro Blanco Project, Guatemala
The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. As of December 31, 2010, the deposit contains 1.3 million ounces of indicated gold resources at an average grade of 15.64 grams per tonne and 0.7 million ounces of inferred gold resources at an average grade of 15.31 grams per tonne.
Due to the challenging physical setting of Cerro Blanco, site-based activities are currently aimed at demonstrating several key concepts in preparation for a project feasibility study which commenced in July 2011. Mining of two drifts, from the north and south ends of the deposit (1,315 metres in total), and later declining into the ore body will determine the ability to mine underground in this geothermal area. At the end of the second quarter of 2011, the excavation of the ventilation raises on the north and the south drifts were finished. Mining activities in the two declines have resumed as a result of the successful dewatering and ventilation results.
The block model was updated using results from exploration core drilling. Ore core samples were collected and shipped for metallurgical testing which will confirm the gold extraction process methodology. The results are expected in the third quarter of 2011.
A geothermal resource with the potential to generate a significant quantity of geothermal power is located adjacent to the ore body. Drilling of the fourth dewatering/geothermal production wells (800 to 1,000 metres in depth) was completed by the end of the second quarter of 2011. Flow testing on the wells for generation capacity and for the ability to contribute to the dewatering of the ore body will be carried out during the second half of 2011. Results will be used in a pre-feasibility study for the geothermal project to be completed before the end of the year.
At June 30, 2011, total project expenditures are $74 million. Capital expenditures, excluding capitalized interest, during the second quarter of 2011 amounted to $12 million ($22 million — six months ended June 30, 2011).
34     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
EXPENSES

	Three Months Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010
Exploration and evaluation costs	$14	$14	$26	$28
Corporate administration	61	46	119	82
Exploration and evaluation costs during the three months ended June 30, 2011 were comparable to those in the prior period. The costs incurred during the six months ended June 30, 2011 decreased by $2 million compared to the six months ended June 30, 2010, reflecting a change in the timing of planned expenditures.
Included in corporate administration is share-based compensation expense of $31 million and $53 million for the three and six months ended June 30, 2011, respectively (three and six months ended June 30, 2010 — $17 million and $27 million, respectively) which has primarily increased due to the issuance of additional stock options, restricted share units and performance share units during the first quarter of 2011. Excluding share-based compensation expense, corporate administration for the three and six months ended June 30, 2011 increased by $1 million and $11 million, respectively, compared to the three and six months ended June 30, 2010 mainly due to the Company’s growth and associated increase in corporate activities, employee costs, corporate social responsibility and community contributions.
OTHER INCOME (EXPENSES)

	Three Months Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010

Gain on disposition of securities	$–	$–	$320	$–
Gains (losses) on derivatives, net	72	(88)	15	(22)
Gains on dispositions of mining interests, net	–	426	–	407
Finance costs	(5)	(5)	(11)	(13)
Other income (expenses)	12	(4)	34	(16)

	$79	$329	$358	$356

On February 8, 2011, the Company disposed of its 10.1% interest in Osisko Mining Corporation and recognized a gain on disposition of $320 million ($279 million after tax).
As discussed under “Financial Instruments and Related Risks” below, the Company entered into foreign currency, heating oil, copper, lead and zinc contracts. These contracts meet the definition of derivatives and do not qualify for hedge accounting. As a result, they are marked-to-market at each period end with changes in fair value recorded in earnings for the period. The Company recorded a net gain of $6 million and $13 million for the three and six months ended June 30, 2011, respectively, comprised of realized gains of $4 million and $1 million, respectively, and unrealized gains of $2 million and $12 million, respectively. The Company recorded a net gain of $10 million and a net loss of $21 million during the three and six months ended June 30, 2011, respectively, relating to its commitment to deliver 1.5 million ounces of silver to Silver Wheaton over each of the four contract years ending August 5, 2014 at the lesser of $4.04 per ounce, subject to an annual inflation adjustment, and the prevailing market price. The commitment is accounted for as a non-financial derivative liability and marked-to-market at each balance sheet date. The Company also recorded an unrealized loss of $2 million and $5 million on its investments in warrants for the three and six months ended June 30, 2011, respectively. During the three months ended June 30, 2011, the Company’s 9.2 million outstanding share purchase warrants were exercised or expired and the Company recognized a realized gain of $33 million. Additionally, the Company recorded an unrealized gain of $28 million representing the change in fair value of the conversion feature of the Company’s convertible senior notes during the three months June 30, 2011, offsetting a $28 million loss recognized in the first quarter of 2011 resulting in a negligible loss for the six months ended June 30, 2011.
During the three months ended June 30, 2010, the Company recognized a net gain of $426 million before tax from the disposition of the Escobal silver project ($484 million gain before tax), an exploration property in Mexico ($64 million loss before tax) and
GOLDCORP     |     35

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
certain land in Wharf ($6 million gain before tax). During the three months ended March 31, 2010, the Company disposed of its 21.2% interest in El Limón and recognized a loss on disposition of $19 million before tax. During the three and six months ended June 30, 2011, the Company incurred finance costs of $5 million and $11 million, respectively, compared to $5 million and $13 million during the three and six months ended June 30, 2010, respectively. Finance costs primarily comprise accretion of reclamation and closure cost obligations and interest on tax reserves.
For the three and six months ended June 30, 2011, other income of $12 million and $34 million, respectively, primarily comprised of foreign exchange gains of $9 million and $23 million, respectively, due to the increase in cash and cash equivalents denominated in Canadian dollars; $3 million and $6 million of interest income, respectively, earned on the Primero convertible and promissory notes and increased cash balances. Additionally, proceeds of $5 million from an insurance claim were received during the first quarter of 2011. Other expenses of $4 million and $16 million for the three and six months ended June 30, 2010 consisted of transaction costs related to the acquisitions of the Camino Rojo and El Morro projects ($10 million) incurred in the first quarter of 2010 and the write-down of stockpile inventory at the Los Filos underground mine.
INCOME AND MINING TAXES
Income and mining taxes for the three and six months ended June 30, 2011 totaled $140 million and $301 million, respectively (three and six months ended June 30, 2010 $80 million and $131 million, respectively), approximately 22.3% and 20.9% of earnings from continuing operations before taxes. Excluding the foreign exchange impact on deferred income taxes, income tax expense for each respective period was approximately 22.6% of earnings before taxes and share-based compensation expense (three and six months ended June 30, 2010 — 10.1% and 15.2%, respectively).
The higher effective tax rate for the three months ended June 30, 2011, as compared to the three months ended June 30, 2010, is primarily due to the 2010 gain on the disposition of Escobal which was subject to a lower effective tax rate and the 2011 negative tax impact of the increase in the Québec mining tax rate from 12% to 16% related to the Éléonore mine. Partially offsetting this impact is the decrease in the Canadian statutory income tax rate from 29.0% in 2010 to 26.5% in 2011.
The higher effective tax rate for the six months ended June 30, 2011, as compared to the six months ended June 30, 2010, is primarily due to the 2010 gain on the disposition of Escobal which was subject to a lower effective tax rate and the 2011 negative tax impact of the increase in the Québec mining tax rate from 12% to 16% related to the Éléonore mine. In the first quarter of 2011, the effective tax rate was reduced by the gain on sale of the Osisko shares which is only 50% taxable as a capital gain. Adjusted for the deferred tax impacts of changes in the Canadian and Mexican foreign exchange rates and these items, the effective tax rate for the six months ended June 30, 2011 and 2010 would be 23% and 32% respectively.
36     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
DISCONTINUED OPERATIONS
San Dimas Mine, Mexico
On August 6, 2010, the Company disposed of the assets and liabilities relating to the San Dimas mines (the “San Dimas Assets”), excluding certain non-operational assets, to Primero. In exchange, the Company received $214 million cash, $159 million in common shares of Primero valued as of August 6, 2010, a $50 million promissory note receivable (“Primero promissory note”) over five years bearing interest at 6% per annum, a $60 million convertible promissory note receivable (“Primero convertible note”) with a term of one year bearing interest at 3% per annum, and a $4 million working capital adjustment receivable.
The results of the San Dimas operations were reclassified to discontinued operations for the 2010 periods presented. The following table presents selected data for San Dimas:

	Three Months Ended
	June 30	March 31
Operating Data	2010	2010

Tonnes of ore milled	152,200	145,300

Average mill head grade (grams/tonne)
— Gold	4.45	5.47
— Silver	244	273

Average recovery rate (%)
— Gold	97%	98%
— Silver	94%	94%

Produced (ounces)
— Gold	20,900	24,900
— Silver	1,109,700	1,205,800

Sold (ounces)
— Gold	20,500	24,900
— Silver	1,076,400	1,205,700

Average realized price (per ounce)
— Gold	$1,214	$1,104
— Silver	$4.04	$4.04

Total cash costs (per ounce)	$457	$374

Financial Data

Revenues	$29	$32

Earnings from operations	$14	$16
TERRANE
On October 20, 2010, the Company sold its remaining 58.1% interest in Terrane to Thompson Creek Metals Company Inc (“Thompson Metals”). The Company received C$0.90 in cash and 0.052 common shares of Thompson Creek for each Terrane share held, for total consideration of $236 million in cash and 13.9 million common shares of Thompson Creek.
The results of Terrane were reclassified to discontinued operations for the 2010 periods presented. The loss from operations for the three and six months ended June 30, 2010 was $2 million and $3 million, respectively. During the three months ended June 30, 2011, the Company exercised all of the outstanding Terrane common share purchase warrants.
GOLDCORP     |     37

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE — TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE CALCULATION
The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs (by-product) per gold ounce to production costs per the unaudited condensed interim consolidated financial statements for the three and six months ended June 30:

	Three Months Ended		Six Months Ended
	June 30		June 30
Cash costs, continuing operations	2011	2010	2011	2010

Production costs per consolidated financial statements (1)	$512	$347	$963	$633

Non-cash reclamation and closure costs recovery (expense)	10	(18)	17	(17)

Treatment and refining charges on concentrate sales	33	6	63	11

By-product silver, copper, lead and zinc sales	(437)	(124)	(810)	(242)

Realized losses on foreign currency, heating oil, copper, lead and zinc contracts and foreign exchange	(6)	(3)	(3)	(1)

Total cash costs (by-product)	112	208	230	384

Divided by ounces of gold sold	606,400	577,500	1,233,700	1,121,700

Total cash costs (by-product) per gold ounce(2)	185	359	186	342

Cash costs, including discontinued operations

Production costs per consolidated financial statements (1)	$512	$362	$963	$662

Non-cash reclamation and closure costs recovery (expense)	10	(18)	17	(17)

Treatment and refining charges on concentrate sales	33	6	63	11

By-product silver, copper, lead and zinc sales	(437)	(129)	(810)	(252)

Realized losses on foreign currency, heating oil, copper, lead and zinc contracts and foreign exchange	(6)	(4)	(3)	(2)

Total cash costs (by-product)	112	217	230	402

Divided by ounces of gold sold	606,400	598,000	1,233,700	1,167,100

Total cash costs (by-product) per gold ounce (2)	185	363	186	344

(1)
$34 million and $71 million in royalties for the three and six months ended June 30, 2011, respectively, are included in production costs per the unaudited condensed interim consolidated financial statements (three and six months ended June 30, 2010 — $29 million and $51 million, respectively).

(2)
If silver, lead and zinc for Peñasquito, silver for Marlin and copper for Alumbrera were treated as co-products, total cash costs for the three and six months ended June 30, 2011 would be $553 and $527 per ounce of gold, respectively (three and six months ended June 30, 2010 — $436 and $436 respectively (continuing operations) or $437 and $435 respectively (including discontinued operations)).

38     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
NON-GAAP MEASURE — ADJUSTED NET EARNINGS
The Company has included non-GAAP performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of adjusted net earnings to net earnings attributable to shareholders of Goldcorp per the unaudited condensed interim consolidated financial statements for each of the three and six months ended June 30:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010

Net earnings attributable to shareholders of Goldcorp per consolidated financial statements	$489	$521	$1,140	$768

Losses (gains) on derivatives	(68)	92	(14)	24

Gains on disposition of securities, net of tax	–	–	(279)	–

Share of earnings and losses in Primero and Tahoe	8	–	6	–

Gains on disposition of mining interests, net of tax	–	(436)	–	(425)

Transaction costs related to the acquisition of Camino Rojo, El Morro and Cerro Negro projects, net of tax	–	–	–	10

Net earnings (loss) from discontinued operations	–	3	–	(12)

Unrealized losses (gains) on foreign exchange translation of deferred income tax liabilities	(9)	17	(36)	(8)

Other	–	2	–	1

Total adjusted net earnings	$420	$199	$817	$358

Weighted average shares outstanding (000’s)	800,830	734,793	799,653	734,279

Adjusted net earnings per share	$0.52	$0.27	$1.02	$0.49

NON-GAAP MEASURE — FREE CASH FLOW
The Company has included non-GAAP performance measures, free cash flow, throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of free cash flow to net cash provided by operating activities of continuing operations per the unaudited condensed interim consolidated financial statements for the three and six months ended June 30:

	Three Months Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010

Net cash provided by operating activities of continuing operations	$330	$383	$916	$665
Expenditures on mining interests	(405)	(287)	(751)	(568)
Deposits on mining interests expenditures	(8)	(8)	(14)	(25)
Interest paid	–	(3)	(9)	(3)

Free cash flow	(83)	85	142	69

GOLDCORP     |     39

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
FINANCIAL INSTRUMENTS AND RELATED RISKS
The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.
The following describes the types of risks that the Company is exposed to and its objectives and policies for managing those risk exposures.
Credit risk
Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to credit risk during the six months ended June 30, 2011.
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change in the Company’s objectives and policies for managing this risk during the six months ended June 30, 2011.
During the three and six months ended June 30, 2011, the Company generated operating cash flows from continuing operations of $330 million and $916 million, respectively (three and six months ended June 30, 2010 — $383 million and $665 million, respectively). At June 30, 2011, Goldcorp held cash and cash equivalents of $1,378 million (December 31, 2010 — $556 million) and had working capital of $1,911 million (December 31, 2010 — $666 million), which the Company defines as current assets less current liabilities. Before non-cash working capital changes, operating cash flows from continuing operations amounted to $717 million and $1,180 million respectively (three and six months ended June 30, 2010 — $390 million and $588 million, respectively).1 The $387 million change in operating working capital for the three months ended June 30, 2011 is primarily due to the reduction in current income taxes payable during the quarter as a result of 2011 income tax installment payments ($92 million) and 2010 final income tax payments ($100 million) in Mexico, and a buildup of accounts receivable at Peñasquito ($101 million) and Alumbrera ($65 million).
On March 29, 2011, an additional $159 million was drawn from the $1.035 billion project financing the Company entered into with Barrick in April 2010 with respect to the Pueblo Viejo project, for a total amount drawn of $940 million at March 31, 2011 and June 30, 2011 ($376 million — Goldcorp’s share). The remaining $95 million available is expected to be drawn during the fourth quarter of 2011. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan outstanding. The guarantees will terminate upon Pueblo Viejo meeting certain completion tests.
At June 30, 2011, the Company had an undrawn $1.5 billion revolving credit facility available.
In the opinion of management, the working capital at June 30, 2011, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. Excluding Pueblo Viejo, the Company’s total planned capital expenditure for 2011 is $1.5 billion, 50% of which will be allocated to operations and 50% to projects. The amount allocated to projects will focus on the following key projects: Cerro Negro, Éléonore, Cochenour, El Morro and Camino Rojo. The 2011 expenditures will be funded partly by available cash balances, cash flows from operations, and available funding under the $1.5 billion revolving credit facility.
For the periods beyond 2011, the Company’s cash flows from operations and available funding under the Company’s loan facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake and Pueblo Viejo.

(1)	Operating cash flows before working capital changes is a non-GAAP performance measure which the Company believes provides a better indicator of the Company’s ability to generate cash flows from its mining operations.
40     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Market Risk
(i) Currency risk
Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to currency risk during the six months ended June 30, 2011.
(ii) Interest rate risk
Interest rate risk is the risk that the fair values and future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. There has been no change in the Company’s objectives and policies for managing this risk and no significant change in the Company’s exposure to interest rate risk during the six months ended June 30, 2011.
(iii) Price risk
Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to price risk during the six months ended June 30, 2011.
OTHER RISKS AND UNCERTAINTIES
There were no changes to the Company’s exposure to risks and other uncertainties, including risks relating to the Company’s foreign operations, government regulation and environmental regulation, as described in the 2010 year end “Management’s Discussion and Analysis”.
BASIS OF PREPARATION AND FIRST-TIME ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
The Company has prepared these unaudited condensed interim consolidated financial statements for part of the period covered by the Company’s first IFRS annual consolidated financial statements. IFRS represents standards and interpretations approved by the International Accounting Standards Board (“IASB”), and are comprised of IFRSs, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) or the former Standing Interpretations Committee (“SICs”). The Company’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2011 have been prepared in accordance with IAS 34 — Interim Financial Reporting and on the basis of IFRS standards and interpretations expected to be effective or available for early adoption as at the Company’s first IFRS annual reporting date, December 31, 2011. The Company’s significant accounting policies are described in note 3 of the Company’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2011.
CRITICAL JUDGEMENTS AND ESTIMATES
The Company’s management makes judgements in its process of applying the Company’s accounting policies (as described above) in the preparation of its consolidated financial statements. In addition, the preparation of consolidated financial statements requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.
GOLDCORP     |     41

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Management has identified the following critical judgements and estimates:
Critical Judgements in Applying Accounting Policies
The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:
(a)	Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of costs of related mining properties and proceeds from sales are offset against costs capitalized. Depletion of capitalized costs for mining properties begins when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the operating levels intended by management. The results of operations of the Company during the periods presented in the Company’s unaudited condensed interim consolidated financial statements have been impacted by management’s determination that its Peñasquito mine reached the operating levels intended by management on September 1, 2010.

(b)	Economic recoverability and probability of future economic benefits of exploration, evaluation and development costs

Management has determined that exploration drilling, evaluation, development and related costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

Key Sources of Estimation Uncertainty
The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:
(a)	Impairment of mining interests and goodwill

The Company considers both external and internal sources of information in assessing whether there are any indications that mining interests owned by the Company’s subsidiaries and goodwill are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of mining interests and goodwill. Internal sources of information the Company considers include the manner in which mining properties and plant and equipment are being used or are expected to be used and indications of economic performance of the assets. In assessing whether there is objective evidence that the Company’s mining interests represented by its investments in associates are impaired, the Company’s management considers observable data including the carrying amounts of the investees’ net assets as compared to their market capitalization.

In determining the recoverable amounts of the Company’s mining interests and goodwill, the Company’s management makes estimates of the discounted future after-tax cash flows expected to be derived from the Company’s mining properties, costs to sell the mining properties and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future capital costs, reductions in the amount of recoverable reserves and resources and/or adverse current economics can result in a write-down of the carrying amounts of the Company’s mining interests and/or goodwill.

At June 30, 2011, the carrying amounts of the Company’s mining interests and goodwill were $25,080 million and $762 million, respectively.

(b)	Mine operating costs

In determining mine operating costs recognized in the Consolidated Statements of Earnings, the Company’s management makes estimates of quantities of ore stacked on leach pads and in process and the recoverable gold in this material to determine the average costs of finished goods sold during the period. Changes in these estimates can result in a change in mine operating costs of future periods and carrying amounts of inventories.

At June 30, 2011, the carrying amount of current and non-current inventories was $559 million.
42     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
(c)	Estimated recoverable ounces

The carrying amounts of the Company’s mining properties are depleted based on recoverable ounces. Changes to estimates of recoverable ounces and depletable costs including changes resulting from revisions to the Company’s mine plans and changes in metal price forecasts can result in a change to future depletion rates.

(d)	Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred.

At June 30, 2011, the carrying amount of stripping costs capitalized was $82 million.

(e)	Fair values of assets and liabilities acquired in business combinations

In a business combination, it generally takes time to obtain the information necessary to measure the fair values of assets acquired and liabilities assumed and the resulting goodwill, if any. The purchase price allocation for the acquisition of Andean Resources Limited, including a 100% interest in the Cerro Negro project, on December 29, 2010 has not yet been finalized as at the date of these unaudited condensed interim consolidated financial statements. Changes to the provisional measurements of assets acquired and liabilities assumed including the associated deferred income taxes and resulting goodwill will be retrospectively adjusted when new information is obtained until the final measurements are determined (within one year of acquisition date).

(f)	Income taxes

The Company’s provision for income taxes for interim periods is estimated based on the expected annual effective tax rate. The current and deferred components of income taxes for interim periods are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate; and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

(g)	Recoverability of notes receivable

In determining whether the Company’s notes receivable from Primero are recoverable, management makes estimates of the future cash flows of Primero based on budget and forecast information obtained from Primero. Reductions in estimates of future cash flows of Primero can result in a write-down of the carrying amounts of these notes receivable.

At June 30, 2011, the carrying amounts of the 5-year promissory note and debt component of the 1-year convertible promissory note receivable from Primero were $55 million and $62 million, respectively, which include $5 million of accrued interest included in other current assets.

(h)	Estimated reclamation and closure costs

The Company’s provision for reclamation and closure cost obligations represents management’s best estimate of the net present value of the future cash outflows required to settle the liability which reflects estimates of future costs,

GOLDCORP     |     43

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows; and the applicable risk free interest rate for discounting the future cash outflows. Changes in the above factors can result in a change to the provision recognized by the Company. At June 30, 2011, the carrying amount of the Company’s provision for reclamation and closure cost obligations was $319 million (undiscounted amount — $501 million).

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of related mining properties (for operating mines and development projects) and as production costs (for inactive and closed mines) for the period. Adjustments to the carrying amounts of related mining properties can result in a change to future depletion expense.

(i)	Guarantee of minimum cumulative silver ounces sold by Primero to Silver Wheaton

The Company recognizes a provision for the estimated payment for shortfall ounces on October 15, 2031 (calculated as $0.50 per estimated shortfall ounce) with respect to the guarantee it has provided to Silver Wheaton of the 215 million minimum cumulative ounces of silver to be produced by Primero at San Dimas and sold to Silver Wheaton at the agreed fixed price per ounce by October 15, 2031. The production of silver at San Dimas is not within the Company’s control. The provision is re-measured at the end of each reporting period to reflect changes in management’s best estimate of future production at San Dimas based on budget and forecast information obtained from Primero.

At June 30, 2011, the amount recognized as a liability for the Company’s guarantee to Silver Wheaton was $7 million.

(j)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

CHANGES IN ACCOUNTING STANDARDS
Accounting standards effective January 1, 2012
Financial instruments disclosure
In October 2010, the IASB issued amendments to IFRS 7 — Financial Instruments: Disclosures that enhance the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.
Income taxes
In December 2010, the IASB issued an amendment to IAS 12 — Income Taxes that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after January 1, 2012, with earlier application permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.
Accounting standards effective January 1, 2013
Consolidation
In May 2011, the IASB issued IFRS 10 — Consolidated Financial Statements (“IFRS 10”), which supersedes SIC 12 and the requirements relating to consolidated financial statements in IAS 27 - Consolidated and Separate Financial Statements. IFRS 10 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. IFRS 10 establishes control as the basis for an investor to consolidate its investees; and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.
In addition, the IASB issued IFRS 12 — Disclosure of Interests in Other Entities (“IFRS 12”) which combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.
44     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
Concurrently with the issuance of IFRS 10, IAS 27 and IAS 28 — Investments in Associates (“IAS 28”) were revised and reissued as IAS 27 — Separate Financial Statements and IAS 28 — Investments in Associates and Joint Ventures to align with the new consolidation guidance.
The Company is currently evaluating the impact that the above standards are expected to have on its consolidated financial statements.
Joint ventures
In May 2011, the IASB issued IFRS 11 — Joint Arrangements (“IFRS 11”), which supersedes IAS 31 - Interests in Joint Ventures and SIC-13 - Jointly Controlled Entities — Non-Monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted under certain circumstances. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.
The Company is currently evaluating the impact that IFRS 11 is expected to have on its consolidated financial statements.
Fair value measurement
In May 2011, as a result of the convergence project undertaken by the IASB and the US Financial Accounting Standards Board, to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 — Fair Value Measurement (“IFRS 13”). IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized.
The Company does not anticipate the application of IFRS 13 to have a material impact on its consolidated financial statements.
Financial statement presentation
In June 2011, the IASB issued amendments to IAS 1 — Presentation of Financial Statements (“IAS 1”) that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.
The Company does not anticipate the application of IAS 1 to have a material impact on its consolidated financial statements.
Employee Benefits
In June 2011, the IASB issued amendments to IAS 19 — Employee Benefits (“IAS 19”) that introduced changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer, or recognize in full in earnings, actuarial gains and losses and instead mandates the immediate recognition of all actuarial gains and losses in other comprehensive income and requires use of the same discount rate for both the defined benefit obligation and expected asset return when calculating interest cost. Other changes include modification of the accounting for termination benefits and classification of other employee benefits.
The Company does not anticipate the application of the amended IAS 19 to have a material impact on its consolidated financial statements.
GOLDCORP     |     45

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
Accounting standards anticipated to be effective January 1, 2015
Financial instruments
The IASB intends to replace IAS 39 — Financial Instruments: Recognition and Measurement (“IAS 39”) in its entirety with IFRS 9 — Financial Instruments (“IFRS 9”) in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles-based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified as at FVTPL, financial guarantees and certain other exceptions. The complete IFRS 9 is anticipated to be issued during the second half of 2011. On July 22, 2011, the IASB tentatively agreed to defer the mandatory effective date of IFRS 9 from annual periods beginning on or after January 1, 2013 (with earlier application permitted) to annual periods beginning on or after January 1, 2015 (with earlier application still permitted). The IASB will propose the deferral of IFRS 9 in an exposure draft with a 60 day comment period.
TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS
On January 1, 2011, the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publicly accountable enterprises, with a transition date of January 1, 2010. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRSs, IASs, and interpretations issued by the IFRIC or the former SIC.
As previously discussed in the Company’s MD&A for the year ended December 31, 2010, the Company implemented its conversion from Canadian GAAP to IFRS through a transition plan that involves the following four phases: scoping and planning (“phase 1”); detailed assessment (“phase 2”); operations implementation (“phase 3”); and post implementation (“phase 4”). Phases 1, 2 and 3 were completed during 2009 and 2010. Phase 4, which involves the maintenance of sustainable IFRS compliant financial data and processes for fiscal 2011 and beyond, will be carried out throughout 2011. Management did not encounter any significant issues during the reporting process for the Company’s three months ended March 31, 2011 and June 30, 2011 and the Company does not anticipate any significant issues arising from completion of phase 4 of the transition plan during the remainder of 2011.
The conversion from Canadian GAAP to IFRS as a primary basis for preparing the Company’s consolidated financial statements has resulted in (a) changes in the Company’s accounting policies; (b) changes to the Company’s financial reporting process and systems; (c) incremental controls relating to the conversion and the design, implementation and testing of changes to the Company’s financial reporting process and systems; and (d) additional financial expertise and training requirements. The conversion did not have any significant impact on the Company’s financial covenants, key financial performance ratios or compensation plans.
The IASB continues to amend and add to current IFRS standards and interpretations with several projects underway. Accordingly, the accounting policies applied by the Company for the Company’s first IFRS annual consolidated financial statements for the year ending December 31, 2011 may differ from the significant accounting policies used in the preparation of the Company’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2011. As of the date of this document, the Company does not expect any of the IFRS standard developments to have a significant impact on its 2011 consolidated financial statements. The Company’s unaudited condensed interim consolidated financial statements as at and for the three and six months ended June 30, 2011 have been prepared in accordance with existing IFRS standards with restatements of the comparative balance sheet as at December 31, 2010 and statements of earnings and comprehensive income for the three and six months ended June 30, 2010 as previously reported and prepared in accordance with Canadian GAAP.
The Company has previously disclosed in its first quarter report for the three months ended March 31, 2011, reconciliations of the Company’s condensed IFRS balance sheet as at January 1, 2010, March 31, 2010 and December 31, 2010 and condensed comparative interim consolidated IFRS statements of earnings and comprehensive income for the three months ended March 31, 2010 and the year ended December 31, 2010. The Company further reported in its MD&A for the year ended December 31, 2010, preliminary 2010 comparative interim consolidated statement of earnings. The comparatives for the three months ended June 30, 2010 presented in the June 30, 2011 unaudited condensed interim consolidated financial statements do not differ materially from the preliminary amounts previously reported.
46     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
The significant impact of IFRS on the comparatives as at and for the three and six months ended June 30, 2010 presented in note 23 to the accompanying unaudited condensed interim consolidated financial statements reflect the significant impacts on the Company’s consolidated balance sheet at January 1, 2010, as previously discussed, and the following impacts on the Company’s net earnings for the three and six months ended June 30, 2010:
Consolidated balance sheet

				Share
	Canadian	Income	Convertible	purchase
At June 30, 2010	GAAP(f)	Taxes(a)	Notes(b)	warrants(c)	Other(e)	IFRS

Assets
Current assets	$1,282	$–	$–	$–	$26	$1,308
Non-current assets	21,252	(461)	2	(173)	32	20,652

	$22,534	$(461)	$2	$(173)	$58	$21,960

Liabilities
Current liabilities	$602	$–	$–	$65	$115	$782
Non-current liabilities	5,223	214	223	–	(60)	5,600

	$5,825	214	223	65	$55	$6,382

Equity
Shareholders’ equity	16,390	(675)	(221)	(238)	10	15,266
Non-controlling interests	319	–	–	–	(7)	312

	16,709	(675)	(221)	(238)	3	15,578

Total liabilities and equity	$22,534	$(461)	$2	$(173)	$58	$21,960

			Convertible
			notes and
			share	San Dimas
	Canadian	Income	purchase	discontinued
Three months ended June 30, 2010	GAAP(f)	taxes(a)	warrants(b)(c)	operation(d)	Other(e)	IFRS

Revenues	$844	$–	$–	$(29)	$–	$815
Mine operating costs	(482)	–	–	15	(13)	(480)

Earnings from mine operations	362	–	–	(14)	(13)	335
Exploration and evaluation costs and corporate administration	(57)	–	–	–	(3)	(60)

Earnings from operations	305	–	–	(14)	(16)	275
Gains (losses) on derivatives, net	4	–	(92)	–	–	(88)
Gains on dispositions of mining interests, net	426	–	–	–	–	426
Gains (losses) on foreign exchange, net	195	(196)	–	3	(2)	–
Other	(19)	–	1	–	9	(9)

Earnings from continuing operations before taxes	911	(196)	(91)	(11)	(9)	604
Income taxes	(80)	(16)	–	12	4	(80)

Net earnings from continuing operations	831	(212)	(91)	1	(5)	524
Net earnings from discontinued operations	(4)	–	–	(1)	–	(5)

Net earnings	$827	$(212)	$(91)	$–	$(5)	$519

Other comprehensive income, net of tax	$62	$–	$–	$–	$–	$62

Total comprehensive income	$889	$(212)	$(91)	$–	$(5)	$581

GOLDCORP     |     47

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)

			Convertible
			notes and
			share	San Dimas
	Canadian	Income	purchase	discontinued
Six months ended June 30, 2010	GAAP(f)	taxes(a)	warrants(b)(c)	operation(d)	Other(e)	IFRS

Revenues	$1,595	$–	$–	$(62)	$–	$1,533
Mine operating costs	(915)	–	–	31	(8)	(892)

Earnings from mine operations	680	–	–	(31)	(8)	641
Exploration and evaluation costs and corporate administration	(109)	–	–	1	(2)	(110)

Earnings from operations	571	–	–	(30)	(10)	531
Gains (losses) on derivatives, net	17	–	(39)	–	–	(22)
Gains on dispositions of mining interests, net	407	–	–	–	–	407
Losses (gains) on foreign exchange, net	(17)	16	–	2	(1)	–
Other	(41)	–	(2)	–	14	(29)

Earnings from continuing operations before taxes	937	16	(41)	(28)	3	887
Income taxes	(158)	11	–	13	3	(131)

Net earnings from continuing operations	779	27	(41)	(15)	6	756
Net earnings from discontinued operations	(5)	–	–	15	–	10

Net earnings	$774	$27	$(41)	$–	$6	$766

Other comprehensive income, net of tax	$85	$–	$–	$–	$–	$85

Total comprehensive income	$859	$27	$(41)	$–	$6	$851

(a)
For the three and six months ended June 30, 2010, the Company reclassified foreign exchange gains and losses on deferred income taxes to deferred income tax recovery and expense, respectively, and recorded a $212 million deferred income tax expense and $27 million deferred income tax recovery adjustment, respectively, to reflect the impact of foreign exchange movements on its foreign non-monetary assets and liabilities denominated in currencies other than the US dollar in accordance with IAS 12 — Income Taxes.

(b)
For the three and six months ended June 30, 2010, the Company recognized a decrease in net earnings of $72 million and $48 million, respectively, to reflect the $72 million and $45 million increase in fair value of the conversion feature of the Company’s notes during the period and $nil million and $3 million additional interest expense on the notes for the three and six months ended June 30, 2010, respectively, as a result of accounting for the Company’s notes using the principles of IAS 32 — Financial Instruments: Presentation and IAS 39.

(c)
For the three and six months ended June 30, 2010, the Company recognized a decrease in net earnings of $19 million and increase in net earnings of $7 million, respectively, to reflect the change in fair value of the share purchase warrants outstanding during the periods as a result of accounting for the Company’s share purchase warrants using the principles of IAS 39.

(d)
In accordance with the criteria under IFRS 5 — Non-current Assets Held For Sale for classification of a component of the Company that has been disposed of, the Company has presented the results of San Dimas in net earnings from discontinued operations.

(e)	For the three and six months ended June 30, 2010, the Company:
(i)
capitalized $13 million and $23 million, respectively, of borrowing costs incurred (net of tax — $12 million and $21 million, respectively) as part of the costs of mining properties in accordance with IAS 23 — Borrowing Costs, (“IAS 23”) which were expensed under Canadian GAAP; and

(ii)
increased its provision for reclamation and closure costs by $17 million and $15 million, respectively, (net of tax — $12 million and $11 million, respectively) to reflect the re-measurement of the Company’s obligations at the end of each reporting period in accordance with IAS 37.

(f)	Canadian GAAP as previously reported, adjusted for the reclassification of Terrane as a discontinued operation.
48     |     GOLDCORP

Second Quarter Report — 2011
(in United States dollars, tabular amounts in millions, except where noted)
Consolidated Statements of Cash Flows
For IFRS purposes, the Company has presented the cash flows of San Dimas in cash flows from discontinued operations in accordance with IAS 7 — Statement of Cash Flows. In addition, interests incurred that are capitalized and included in the carrying amount of qualifying mining properties have been presented as cash flows from investing activities. As a result, the Company’s cash flows from continuing operations prepared in accordance with Canadian GAAP and as previously reported have decreased in comparison to those prepared in accordance with IFRS as follows:
Three and six months ended June 30, 2010:
(i)	Net cash provided by operating activities of continuing operations — decreased from $383 million and $697 million to $383 million and $665 million, respectively.

(ii)	Net cash used in investing activities of continuing operations — net cash inflows increased from $104 million to $118 million for the three months ended June 30, 2010 and net cash outflows decreased from $1,115 million to $1,084 million for the six months ended June 30, 2010.
OUTLOOK
The Company expects to produce between 2.50 and 2.55 million ounces of gold in 2011. Total cash costs are expected to be in a range of $180 to $220 per ounce of gold on a by-product basis. On a co-product basis, the Company is forecasting a range of $500 to $550 per ounce of gold, based on an allocation of Peñasquito operating expenses against the four primary metals produced in proportion to assumed revenues.
Excluding Pueblo Viejo, capital expenditures for 2011 are forecast at approximately $1.5 billion, including $0.2 billion for Éléonore, $0.2 billion for El Morro, $0.2 billion for Red Lake and $0.1 billion for Cerro Negro. Exploration expenditures in 2011 have been accelerated and are now expected to amount to $225 million, of which approximately one-third will be expensed, and two-thirds capitalized, with efforts focused on replacing reserves mined throughout the year and on extending existing gold zones at all the Company’s prospective mines and projects. Corporate administration expense, excluding share based compensation, is forecast at $125 million for the year. Depreciation and depletion expense is expected to be approximately $280 per ounce of gold produced, and the Company expects an overall effective tax rate of 28% for 2011.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:
•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
GOLDCORP     |     49

Management’s Discussion and Analysis
(in United States dollars, tabular amounts in millions, except where noted)
•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s financial statements.
The financial reporting changes that resulted from the application of IFRS accounting policies which were implemented during the three and six months ended June 30, 2011 has not materially affected, or is not reasonably likely to materially affect, the Company’s internal control over financial reporting.
Limitations of Controls and Procedures
The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.
Limitation on scope of design
The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Minera Alumbrera Ltd. (“Alumbrera”), an entity in which the Company holds a 37.5% interest because the Company does not have the ability to dictate or modify controls at this entity and the Company does not have the ability to assess, in practice, the controls at the entity. Alumbrera constitutes 2% of total assets, 2% of net assets, 13% of revenues, 13% of earnings from operations and 10% of net earnings of the Company, as of and for the three months ended June 30, 2011, as disclosed in the Company’s unaudited condensed interim consolidated financial statements.
In addition, the Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has limited the scope of the design of the Company’s disclosure controls and procedures and internal control over financial reporting to exclude controls, policies and procedures of Andean Resources Limited which was acquired on December 29, 2010. This interest consists of the Company’s 100% interest in the Cerro Negro gold project. The Cerro Negro gold project constitutes 18% of total assets, 17% of net assets, and 0% of revenues, 0% of earnings from operations and (1)% of net earnings of the Company as of and for the three months ended June 30, 2011, as disclosed in the Company’s unaudited condensed interim consolidated financial statements.
50     |     GOLDCORP

Second Quarter Report – 2011
(in United States dollars, tabular amounts in millions, except where noted)
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. (“Goldcorp”). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.
Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.
Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business — Risk Factors” in Goldcorp’s annual information form for the year ended December 31, 2010 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.
CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES
Readers should refer to the annual information form of Goldcorp for the year ended December 31, 2010 available at www.sedar.com, for further information on mineral reserves and resources, which is subject to the qualifications and notes set forth therein.
GOLDCORP     |     51